SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

I. FINANCIAL INFORMATION FROM SUBSIDIARIES
II. FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri. Annex III will be available soon (Nov/2020).

Conference Call in Portuguese
Nov 12, 2020
14:30 (GMT)
12:30 (Nova York)
17:30 (Londres)
Phones: (11) 3137-8037

Conference Call in English
Nov 12, 2020
2:30 PM (GMT)
12:30 PM (New York time)
5:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

NÍVEL 1 BM&FBOVESPA
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
ISEB3
DESTAQUE EM GOVERNANÇA DE ESTATAIS
Índice de Governança Corporativa Trade IGCT
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

ASSETS 09/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Cash and Cash Equivalents	115,246	104,575	26,407	20,531	188	14,436	5,147
Accounts Receivable, net	1,211,802	1,716,616	478,226	830,595	0	130,874	1,167,904
Financing and Loans - principal	0	0	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0	0	0
Marketable Securities	909,677	1,522,751	1,082,867	1,299,376	90,477	148,219	6,952
Dividends Receivable	69,812	9,178	4,153	34,624	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	33,435	75,632	11,003	0	2,803	20,356	50,110
Income Tax and Social Contribution	1,081,968	1,276,000	5,661	173,499	113	195,099	0
Derivative Financial Instruments	0	0	0	174,386	0	0	0
Reimbursement Rights	0	0	4,200	0	0	0	0
Guarantees and Linked Deposits	0	33,631	10,274	0	0	0	12,486
Inventory	42,148	83,884	61,314	114,844	0	151,687	59,460
Contractual Assets	323,413	352,594	245,087	395,613	0	0	38,086
Nuclear Fuel Inventory	0	0	0	0	0	428,340	0
Financial Assets	4,296,339	2,787,815	575,610	1,328,789	0	0	0
Hydrological risk	0	0	2,007	0	0	0	1,125
Others	289,789	825,370	131,949	203,822	80	133,085	157,674
TOTAL CURRENT ASSETS	8,373,629	8,788,046	2,638,758	4,576,079	93,660	1,222,096	1,498,944

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	271,808	0	396	0	0	0	202,102
Financing and Loans - principal	0	0	0	0	0	0	0
Marketable Securities	0	208	39	102	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	200,788	678	208,640	0	0	20,338
Income Tax and Social Contribution	0	0	32,809	230,145	0	0	291
Derivative Financial Instruments	0	0	0	179,205	0	0	0
Reimbursement Rights	0	0	0	0	0	0	0
Guarantees and Linked Deposits	939,458	699,982	420,275	656,280	0	68,370	112,540
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0
Nuclear Fuel Inventory	0	0	0	0	0	1,121,470	0
Contractual Assets	3,258,139	4,568,651	1,906,464	4,472,020	0	0	195,089
Financial Assets	15,440,645	6,889,469	1,609,213	3,924,310	0	0	0
Advance for equity participation	1,541	0	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0
Hydrological risk	0	0	15,053	0	0	0	0
Others	159,074	58,457	231,697	446,369	0	1,819,875	765,644
TOTAL LONG-TERM ASSETS	20,070,665	12,905,377	4,216,624	10,117,071	0	3,009,715	1,296,004

INVESTMENTS	6,343,515	5,174,362	2,138,871	4,977,088	135,558	0	0

FIXED ASSETS, NET	6,420,941	2,016,041	3,402,408	5,707,896	8	12,398,759	2,578,648

INTANGIBLE ASSETS	278,719	136,792	79,028	155,108	2	95,314	5,868

TOTAL NON-CURRENT ASSETS	33,113,840	20,232,572	9,836,931	20,957,163	135,569	15,503,788	3,880,520

TOTAL ASSETS	41,487,469	29,020,618	12,475,689	25,533,242	229,229	16,725,884	5,379,464

ASSETS 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalents	72,607	118,001	33,437	4,098	23	8,706	13,981	66,252
Accounts Receivable, net	1,145,914	1,359,889	273,542	822,721	0	391,797	159,344	721,489
Financing and Loans - Principal	84	0	0	352,336	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0	0	0
Marketable Securities	684,930	1,089,603	818,124	434,554	87,140	103,486	43,841	3,152
Dividends Receivable	108,294	15,853	8,065	0	1,408	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	36,789	42,518	3,995	0	2,156	20,883	2,262	40,347
Income Tax and Social Contribution	1,246,963	790,760	22,933	313,207	61	13,149	0	0
Derivative Financial Instruments	0	0	0	140,405	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	48,458	0
Guarantees and Linked Deposits	0	34,897	669	0	0	0	0	26,188
Inventory	34,785	77,793	34,263	115,287	0	102,233	20,864	52,627
Contractual Assets	115,572	411,921	108,045	438,928	0	0	0	41,543
Nuclear Fuel Inventory	0	0	0	0	0	538,827	0	0
Financial Assets	3,641,821	1,736,175	201,325	1,051,757	0	0	0	0
Hydrological risk	10,458	0	2,007	0	0	0	0	1,125
Others	307,172	724,936	91,200	197,416	82	63,830	4,209	172,828
TOTAL CURRENT ASSETS	7,405,389	6,402,346	1,597,605	3,870,709	90,871	1,242,911	292,959	1,125,551

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	266,852	0	0	0	0	9,187	0	276,164
Financing and Loans - principal	0	0	0	2,767,013	0	0	0	0
Marketable Securities	0	202	39	98	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	29,019	198,689	757	2,039,253	0	0	0	21,006
Income Tax and Social Contribution	0	0	0	191,627	0	0	0	278
Derivative Financial Instruments	0	0	0	151,315	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	849,362	704,469	293,567	662,228	0	72,312	55,551	61,603
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	840,550	0	0
Contractual Assets	3,194,880	4,346,334	1,949,739	4,121,998	0	0	0	131,325
Financial Asset	15,197,155	8,253,011	1,679,071	4,110,846	0	0	0	0
Advance for equity participation	1,541	66,200	113,515	0	0	0	0	0
Regulatory Asset (Portion A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	0	0	16,558	0	0	0	0	0
Others	153,617	52,634	37,430	438,646	0	1,223,682	202,205	374,403
TOTAL LONG-TERM ASSETS	19,692,426	14,109,361	4,090,676	14,483,024	0	2,145,731	290,469	864,779

INVESTMENTS	6,456,004	5,127,176	2,063,039	4,964,416	141,545	0	0	0

FIXED ASSETS, NET	6,267,617	1,944,709	2,462,701	5,933,726	10	12,577,194	1,182,729	2,694,325

INTANGIBLE ASSETS	289,130	142,506	91,305	169,855	2	98,564	1,614	5,868

TOTAL NON-CURRENT ASSETS	32,705,177	21,323,752	8,707,721	25,551,021	141,557	14,821,489	1,474,812	3,564,972

TOTAL ASSETS	40,110,566	27,726,098	10,305,326	29,421,730	232,428	16,064,400	1,767,771	4,690,523

LIABILITIES 09/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT

CURRENT
Suppliers	325,341	326,975	415,033	384,417	0	560,811	214,359
Financing and Loans - principal	1,463,880	199,753	520,438	1,350,105	0	777,964	458,399
Financing and Loans - charges	44,417	33,594	11,061	51,183	0	22,913	113,209
Debentures	14,375	8,256	16,067	0	0	0	0
Tax and Social Contributions	324,472	262,371	39,558	65,670	358	123,520	438,264
Current Income Tax and Social Contribution	1,270,328	1,165,690	32,102	0	0	184,344	238,093
Derivative financial instruments	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	74,075	0	0	0
Shareholders' Compensation	0	121	15	740,464	0	0	0
Estimated Obligations	304,222	381,299	138,212	384,843	438	103,947	26,193
Provisions for Litigations	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	12,172	134,776	25,989	0	0	3,895	0
Leasing (principal)	19,296	32	11,680	14,435	0	25,927	165,141
Leasing (charges)	(10,705)	0	(4,142)	(606)	0	0	0
Provisions for Onerous Contracts	0	0	0	40,195	0	0	0
Concessions payable - Use of public property	1,744	0	2,908	0	0	0	0
Regulatory fees	86,502	50,176	74,404	295,817	0	17,239	51,813
Others	17,852	86,600	117,657	1,366,837	22,276	1,063	160,340
TOTAL CURRENT LIABILITIES	3,873,896	2,649,643	1,400,982	4,767,435	23,071	1,821,623	1,865,811

NON-CURRENT
Suppliers	342	0	122,799	0	0	0	0
Financing and Loans - principal	5,172,278	903,257	2,336,948	1,827,797	0	7,885,963	1,768,847
Debentures	1,235,538	134,015	95,582	0	0	0	500,000
Tax and Social Contributions	191,493	0	0	0	0	212	0
Income Tax and Social Contribution	2,558,688	580,244	2,851	0	6,413	0	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0	24,900
Derivative financial instruments	0	0	0	10,014	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0
Advance from clients	0	0	0	311,159	0	0	0
Estimated Obligations	86,311	71,273	11,350	2,540	0	11,240	0
Provisions for Litigations	1,667,646	3,445,330	676,948	1,221,041	0	237,593	657,219
Provision for uncovered liability on invested companies	0	0	0	63,211	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,673,856	1,128,192	550,345	38,049	0	77,613	16,776
Leasing (principal)	161,619	2,042	64,072	0	0	12,350	605,516
Leasing (charges)	(49,543)	0	(24,417)	0	0	0	0
Provision for Onerous Contracts	236,806	100,478	157,537	96,844	0	0	0
Concessions payable - Use of public property	33,244	0	30,856	0	0	0	0
Regulatory fees	286,721	564,423	50	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,231,162	0
Advances for future capital Increase	69,126	0	144,819	0	0	1,232,349	0
Others	206,300	382,498	245,709	1,201,340	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,530,425	7,311,752	4,415,449	4,771,995	6,413	12,688,482	3,573,258

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	6,607,258	497,946
Capital reserves	5,053,045	4,916,199	0	0	0	0	0
Profit Reserves	12,703,349	4,691,108	0	6,318,387	35,174	0	0
Additional Dividend Purposed	0	0	0	0	0	0	0
Accumulated profit/loss	2,901,962	1,392,801	77,172	(1,703,066)	33,737	(4,003,932)	(570,108)
Other Comprehensive Income	(3,107,216)	(1,716,299)	(169,016)	(197,772)	12,779	(387,547)	12,557
Minority shareholdings	854	21,461	(16,484)	0	0	0	0

TOTAL EQUITY	24,083,148	19,059,223	6,659,258	15,993,812	199,744	2,215,779	(59,605)

TOTAL LIABILITIES AND EQUITY	41,487,469	29,020,618	12,475,689	25,533,242	229,229	16,725,884	5,379,464

LIABILITIES 12/31/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	553,318	423,773	29,803	278,715	0	843,466	284,754	208,657
Financing and Loans - principal	1,571,517	189,986	429,682	405,568	0	768,565	13,230	295,322
Financing and Loans - charges	57,913	28,294	3,872	18,099	0	24,530	0	31,316
Debentures	543	10,923	16,682	17,220	0	0	0	0
Tax and Social Contributions	205,809	132,088	32,266	78,548	224	82,354	156,489	397,855
Current Income Tax and Social Contribution	1,466,998	716,136	92,309	126,275	313	0	0	130,701
Derivative financial instruments	0	0	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	69,431	0	0	0	0
Shareholders' Compensation	763,284	1,175,647	40,714	1,412,820	0	0	110,774	0
Estimated Obligations	228,852	326,117	115,646	336,945	436	141,604	19,414	31,304
Provisions for Litigations	0	16,903	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	11,447	120,649	10,629	0	0	3,656	517	0
Leasing - principal	15,709	30	11,276	18,189	0	24,338	0	159,377
Leasing - charges	(11,205)	0	(4,415)	(1,389)	0	0	0	0
Provisions for Onerous Contracts	0	0	0	3,913	0	0	0	0
Concessions payable - Use of public property	1,710	0	2,749	0	0	0	0	0
Regulatory fees	90,242	153,743	41,285	267,244	0	29,672	1,400	44,025
Others	45,851	101,402	55,444	1,197,290	19,870	(958)	45,623	37,211
TOTAL CURRENT LIABILITIES	5,001,988	3,395,691	877,942	4,228,868	20,843	1,917,227	632,201	1,335,768

NON-CURRENT
Suppliers	1,588	0	0	0	0	0	16,555	0
Financing and Loans - principal	6,089,622	964,539	2,031,341	2,677,728	0	7,956,133	397,594	2,131,638
Debentures	450,000	139,399	99,792	180,491	0	0	0	0
Tax and Social Contributions	203,998	34,653	0	0	0	1,308	0	0
Income Tax and Social Contribution	2,584,672	404,158	349,174	0	11,846	0	0	0
Deferred Income Tax and Social Contribution	0	0	0	1,596,808	0	0	0	0
Derivative financial instruments	0	0	0	5,000	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance from clients	0	0	0	369,262	0	0	0	0
Estimated Obligations	86,311	113,048	14,011	10,591	0	18,298	0	0
Provisions for Litigations	1,538,908	3,114,875	307,228	1,205,893	0	234,165	250,222	639,476
Provision for uncovered liability on invested companies	0	0	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	1,682,336	1,149,134	429,826	54,118	0	73,807	124,897	16,776
Leasing - principal	198,340	2,066	69,046	9,374	0	31,998	0	703,916
Leasing - charges	(55,763)	0	(27,003)	(197)	0	0	0	0
Provision for Onerous Contracts	222,881	43,209	0	95,844	0	0	0	0
Concessions payable - Use of public property	33,817	0	34,738	0	0	0	0	0
Regulatory fees	294,180	436,066	57	0	0	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,129,379	0	0
Advances for future capital Increase	67,684	0	0	0	0	700,000	12,763	0
Others	151,508	221,331	103,910	1,291,072	23,329	0	0	0
TOTAL NON-CURRENT LIABILITIES	13,550,082	6,622,478	3,412,120	7,495,984	35,175	12,145,088	802,031	3,491,806

EQUITY	6,531,154	9,753,953	4,359,226	11,576,263	118,055	6,607,258	744,924	497,946
Capital Stock	5,053,045	4,916,199	0	0	0	0	0	0
Capital Reserves	12,703,349	4,691,108	1,821,032	6,318,387	35,174	0	0	0
Profit Reserves	377,314	0	122,141	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	(4,217,626)	(242,369)	(647,554)
Accumulated Profit/Losses	(3,107,215)	(1,673,994)	(272,091)	(197,772)	23,181	(387,547)	(169,016)	12,557
Other Comprehensive Income	849	20,663	(15,044)	0	0	0	0	0
Minority shareholdings
	21,558,496	17,707,929	6,015,264	17,696,878	176,410	2,002,085	333,539	(137,051)
TOTAL EQUITY
	40,110,566	27,726,098	10,305,326	29,421,730	232,427	16,064,400	1,767,771	4,690,523
TOTAL LIABILITIES AND EQUITY

STATEMENT OF INCOME 09/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear	Amazonas GT
Operating Revenues	8,995,288	5,617,180	2,503,667	4,322,299	168	2,262,462	2,285,757

Electric Energy Supply (sell) - Generation	2,064,922	177,415	1,057,287	1,642,279	0	2,578,304	3,008,161
Electric Energy Supply - Generation	888,340	432,976	0	649,134	0	0	0
Short Term Electric Energy - Generation	114,544	320,114	24,966	193,318	0	0	51,455
Revenue from Operation and Maintenance - Renewed Lines - Generation	1,035,591	1,850,161	0	25,276	0	0	0
Revenue from Construction of Plants - Generation	22,725	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,253,007	746,952	477,777	383,674	0	0	0
Revenue from Operation and Maintenance - Transmission	127,139	358,938	174,450	203,840	0	0	23,851
RBSE Income	4,306,065	2,222,640	716,839	1,209,901	0	0	0
Revenue from Construction of Plants - Transmission	355,041	224,067	181,174	377,666	0	0	73,236
Financial – Return on Investment - Transmission	118,797	176,304	89,770	187,371	0	0	6,782
Other Revenues	19,282	15,426	41,165	315,705	168	0	0

Deductions to Operating Revenues	(1,310,165)	(907,813)	(259,761)	(865,865)	0	(315,842)	(877,728)

Operating Expenses	(3,732,177)	(2,939,216)	(2,086,833)	(1,996,109)	19,308	(1,682,796)	(1,727,512)

Personnel, Supplies and Services	(1,146,722)	(916,248)	(504,247)	(916,761)	(3,486)	(697,807)	(206,059)
Extraordinary Retirement Plan (PAE)	(535)	0	(113)	10,651	0	14,754	(2,137)
Energy Purchased for Resale	(828,533)	(271,553)	(440,648)	(162,954)	0	0	(90,432)
Charges upon use of eletricity network	(523,876)	(590,963)	(37,425)	(486,731)	0	(135,946)	(65,267)
Construction	(203,524)	(277,087)	(87,798)	(38,759)	0	0	(22)
Electric Energy production cost	(270,973)	0	(52,558)	0	0	(292,743)	(907,806)
Donations and Contributions	(42,001)	(6,326)	(1,000)	(11,032)	0	(914)	(748)
Depreciation and Amortization	(209,694)	(107,161)	(181,455)	(316,464)	(2)	(454,560)	(120,362)
Operating Provisions	(193,206)	(675,135)	(773,332)	(29,044)	23,327	(13,723)	(308,364)
Others	(313,113)	(94,743)	(8,257)	(45,015)	(531)	(101,857)	(26,315)

OPERATING RESULT BEFORE FINANCIAL RESULT	5,263,111	2,677,964	416,834	2,326,190	19,476	579,666	558,245

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	33,400	52,551	34,170	66,376	2,736	2,288	10,902
Income from Interest, Commission and Fees	20,907	0	0	0	0	0	0
Additional Interest on Energy	4,186	176,721	0	28,820	0	0	0
Monetary Adjustment Gain	125,697	43,531	0	77,961	0	1,996	3,437
Exchange Variation Gain	17,898	0	0	0	0	3,994	0
Fair value adjustment - RBSE gain	0	0	33	0	0	0	0
Gains on Derivatives	0	0	0	332,902	0	0	0
Other Financial Income	6,718	11,376	28,245	1,317	2	517,454	54,187
Debt Charges - financing and loans	(325,348)	(60,368)	(127,739)	(167,935)	0	(430,663)	(111,925)
Debt Charges - suppliers	0	0	(5,629)	0	0	0	0
Debt Charges - leasing	(8,638)	(165)	(3,415)	(981)	0	(3,080)	(256,457)
Charges on shareholders' funds	(24,039)	(77,294)	(2,414)	(28,029)	0	0	0
Monetary Adjustment Loss	(17,932)	(2,703)	(17,746)	(107,065)	0	(17,020)	(24,407)
Exchange Variation Loss	(152,701)	0	(223,858)	(160,898)	0	(150,819)	(15,077)
Fair value adjustment - RBSE loss	(655,588)	(796,243)	(64,478)	(213,637)	0	0	0
Loss on derivatives	0	0	0	(276,506)	0	0	0
Other Financial Expenses	(46,499)	(11,148)	(11,251)	(60,482)	(544)	(105,224)	(8,498)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(1,021,939)	(663,742)	(394,082)	(508,157)	2,194	(181,074)	(347,838)

RESULTS OF EQUITY METHOD INVESTMENTS	(137,771)	(21,007)	(47,663)	(54,476)	12,067	0	0

OTHER OPERATING INCOME/EXPENSES	25,042	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	4,128,443	1,993,215	(24,911)	1,763,557	33,737	398,592	210,407

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(1,226,918)	(599,616)	298,978	(345,325)	0	(184,898)	(132,961)

RESULT BEFORE EQUITY PARTICIPATIONS	2,901,525	1,393,599	274,067	1,418,232	33,737	213,694	77,446

Minority Participation	5	0	1,440	0	0	0	0
NET INCOME FOR THE PERIOD	2,901,520	1,393,599	275,507	1,418,232	33,737	213,694	77,446

STATEMENT OF INCOME 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operating Revenues	6,544,470	3,839,873	1,608,527	3,972,397	161	2,289,879	325,282	2,004,272

Electric Energy Supply (sell) - Generation	2,942,611	30,223	691,964	2,125,897	0	2,609,499	343,498	2,778,071
Electric Energy Supply - Generation	556,029	468,340	0	685,089	0	0	0	0
Short Term Electric Energy - Generation	107,138	432,866	52,148	371,114	0	0	30,740	508
Revenue from Operation and Maintenance - Renewed Lines - Generation	924,537	1,659,734	0	25,148	0	0	0	0
Revenue from Construction of Plants - Generation	25,100	0	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	1,140,417	926,757	516,821	353,246	0	0	0	0
Revenue from Operation and Maintenance - Transmission	126,312	257,708	194,664	169,983	0	0	0	12,869
RBSE Income	1,638,165	560,671	157,342	600,232	0	0	0	0
Revenue from Construction of Plants - Transmission	249,066	71,644	53,042	30,085	0	0	0	4,252
Financial – Return on Investment - Transmission	102,191	172,027	112,182	187,363	0	0	0	8,174
Other Revenues	13,669	20,882	47,618	313,845	161	44	2,694	0

Deductions to Operating Revenues	(1,280,765)	(760,979)	(217,254)	(889,605)	0	(319,664)	(51,650)	(799,602)

Operating Expenses	(4,051,656)	(2,885,780)	(969,149)	(2,414,124)	(7,066)	(1,700,582)	(447,134)	(1,276,765)

Personnel, Supplies and Services	(1,256,190)	(927,847)	(368,009)	(1,102,150)	(4,242)	(716,232)	(151,417)	(180,528)
Extraordinary Retirement Plan (PAE)	(20,347)	(32,909)	(17,523)	(83,445)	0	11,340	0	(1,987)
Energy Purchased for Resale	(579,629)	(230,384)	(302,997)	(213,060)	0	0	(170,108)	(158,680)
Charges upon use of eletricity network	(465,201)	(575,910)	(17,374)	(452,479)	0	(134,036)	(7,183)	(60,468)
Construction	(151,167)	(300,922)	(27,213)	(49,842)	0	0	0	(10,526)
Electric Energy production cost	(386,451)	0	0	0	0	(313,611)	(8,945)	(757,751)
Donations and Contributions	(30,060)	(25,515)	0	(9,089)	0	(1,117)	0	0
Depreciation and Amortization	(204,736)	(94,310)	(119,667)	(325,662)	(16)	(426,292)	(52,939)	(78,223)
Operating Provisions	(579,441)	(638,088)	(86,759)	(108,361)	(2,112)	(21,910)	(3,090)	(13,364)
Others	(378,434)	(59,895)	(29,607)	(70,036)	(696)	(98,724)	(53,452)	(15,238)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,492,814	954,093	639,378	1,558,273	(6,905)	589,297	(121,852)	727,507

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	36,931	45,932	49,390	77,735	4,679	5,383	2,549	15,731
Income from Interest, Commission and Fees	1,105	0	0	0	0	0	0	0
Additional Interest on Energy	11,310	93,692	0	86,661	0	0	0	0
Monetary Adjustment Gain	40,104	26,486	0	192,799	0	5,671	0	3,149
Exchange Variation Gain	3,815	0	55,800	29,406	0	20,595	938	0
Fair value adjustment - RBSE gain	1,418,444	657,246	0	76,689	0	0	0	0
Derivatives financial instruments	0	0	0	24,559	0	0	0	0
Other Financial Income	31,505	2,048	189,548	2,287	6	166,833	92	107,744
Debt Charges - financing and loans	(477,065)	(80,300)	(160,720)	(184,092)	0	(460,544)	(347,337)	(146,635)
Debt Charges - suppliers	0	0	(383)	0	0	0	0	0
Debt Charges - leasing	(208)	(166)	(3,710)	(3,330)	0	(3,987)	0	(240,385)
Charges on shareholders's funds	(26,692)	(13,022)	(3,568)	(85,594)	0	0	0	0
Monetary Adjustment Loss	(72,786)	825	(21,768)	(204,538)	0	(39,703)	0	(22,328)
Exchange Variation Loss	(29,009)	0	(82,338)	(68,657)	0	(25,197)	(883)	(1,697)
Fair value adjustment - RBSE loss	(661,029)	(25,456)	0	0	0	0	0	0
Losses on derivatives	0	0	0	(91,635)	0	0	0	0
Other Financial Expenses	(148,051)	(30,138)	(17,922)	(84,902)	(1,079)	(143,068)	(10,184)	(30,615)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	128,374	677,147	4,329	(232,612)	3,605	(474,017)	(354,825)	(315,036)

RESULTS OF EQUITY METHOD INVESTMENTS	(87,121)	102,580	(116,450)	149,793	2,032	0	0	0

OTHER OPERATING INCOME/EXPENSES	36,482	137,355	42,575	20,992	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,570,549	1,871,175	569,832	1,496,446	(1,268)	115,280	(476,677)	412,471

Income Tax and Social Contribution and Fiscal Incentives Revenue	(1,113,933)	(511,788)	(235,439)	(153,794)	0	(102,321)	0	(124,868)

RESULT BEFORE EQUITY PARTICIPATIONS	1,456,616	1,359,387	334,393	1,342,652	(1,268)	12,959	(476,677)	287,603

Minority Participation	(25)	0	(1,332)	0	0	0	0	0
NET INCOME FOR THE PERIOD	1,456,641	1,359,387	335,725	1,342,652	(1,268)	12,959	(476,677)	287,603

CASH FLOWS 09/30/2020	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	4,128,443	1,993,215	-24,911	1,763,557	398,592	33,737	210,407

Depreciation and Amortization	209,694	107,161	181,455	316,464	454,560	2	120,362
Net monetary variations	-107,765	-40,828	17,746	29,104	15,024	0	20,970
Net exchange variations	134,803	0	223,858	160,898	146,825	0	15,077
Financial Charges	1,025,169	60,533	136,783	168,916	430,663	0	368,382
Financial Income - Concession Assets	-118,797	-176,304	-89,770	-187,371	0	0	-6,782
Construction Income	-377,766	-224,067	-181,174	-377,666	0	0	-73,236
RBSE Income	-4,306,065	-2,222,640	-716,839	-1,209,901	0	0	0
Result of equity method investees	137,771	21,007	47,663	54,476	0	-12,067	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	67,180	179,754	3,819	-45,385	0	0	358,951
Provisions for litigation	128,738	352,029	150,980	47,569	3,428	0	-5,038
Provision (reversal) for impairment of assets	-75,608	-11,214	64,360	-40,379	0	0	0
Provisions (reversals) for onerous contracts	13,926	57,269	157,537	37,282	0	0	0
Impairment (reversal) of investment losses	-26,169	-12,431	0	0	0	0	0
Minor shareholders' share	-5	0	0	0	0	0	0
Charges on resources from shareholders' compensation	24,039	77,294	2,414	28,029	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	-56,396	0	0	0
Other adjustments before IR / CS (LAIR)	4,741	163,615	-393,800	31,297	-131,262	-22,954	-45,550
(Increase) decrease on operating assets/liabilities	282,513	158,400	-97,172	321,269	-701,574	39	-968,818

Cash flows from Operating Activities	1,144,842	482,793	-517,051	1,041,763	616,256	-1,243	-5,275

Payment of interest	-726,961	-23,862	-98,166	-125,267	-339,618	0	-110,527
Amounts received from allowed annual revenue	202,739	237,381	810,890	264,711	0	0	19,711
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,775,194	1,729,303	347,967	905,768	0	0	0
Receipt of interest	18,993	0	0	0	0	0	0
Payment of income tax and social contributions	-1,276,743	-487,438	-110,836	-107,353	-181,950	0	0
Payment of refinancing of taxes and contributions - principal	-16,095	0	0	0	0	0	0
Receipt of financial asset compensation	83,858	0	3,975	6,675	0	1,408	0
Pension Plan Payments	-67,096	-121,037	-3,990	0	-3,399	0	0
Payment of legal provisions	0	-38,477	0	0	0	0	0
Judicial Deposits	-22,786	41,651	-79,966	5,948	5,818	0	11,651

Net Cash from (used in) Operating Activities	2,115,945	1,820,314	352,823	1,992,245	97,107	165	-84,440

Cash Flows from Financing Activities
Loans and financing	1,358,167	48,551	0	1,000,000	0	0	0
Payment of Loans and financing - principal	-1,727,361	-119,387	-267,051	-1,276,736	-158,772	0	-114,511
Payment of Shareholders Remuneration	-1,164,637	-1,252,820	-113,190	-700,549	0	0	0
Advances for Future Capital Increase (AFAC)	0	0	131,339	0	532,349	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0
Others	-16,100	74,663	25,341	-11,627	0	0	146,199
Net Cash from (used in) Financing Activities	-1,549,931	-1,248,993	-223,561	-988,912	373,577	0	31,688

Cash Flows from Investment Activities

Loans and Financing - Payment	0	0	0	-100,000	0	0	0
Loans and Financing - Receipt	2,914	0	0	100,000	0	0	0
Acquisition of fixed assets	-287,812	-156,262	-20,919	-38,825	-334,112	0	-4,553
Acquisition of intangible assets	-4,653	-17,255	-438	-5,754	-8,041	0	0
Capital investment in equity investments	-35,588	0	-9,981	0	0	0	0
Investment for future capital increases	0	-6,000	0	0	0	0	0
Sale of investments in equity interests	0	0	0	0	0	0	0
Others	-198,236	-405,230	-85,498	-942,321	-122,801	0	-3,800
Net Cash from (used in) investments activities	-523,375	-584,747	-116,836	-986,900	-464,954	0	-8,353

Net increase (decrease) in cash and cash equivalents	42,639	-13,426	12,426	16,433	5,730	165	-61,105
Cash and cash equivalents – beginning of period	72,607	118,001	13,981	4,098	8,706	23	66,252
Cash and cash equivalents – end of period	115,246	104,575	26,407	20,531	14,436	188	5,147
	42,639	-13,426	12,426	16,433	5,730	165	-61,105

CASH FLOWS 09/30/2019	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,570,549	1,871,175	569,832	1,496,446	115,280	(476,677)	(1,268)	412,471

Depreciation and Amortization	204,736	94,310	119,667	325,662	426,292	52,939	16	78,223
Net monetary variations	32,682	(27,311)	21,768	97,333	34,032	0	0	19,179
Net exchange variations	25,194	0	26,538	39,251	4,602	(55)	0	1,697
Financial Charges	(174,906)	80,300	164,813	187,422	460,544	347,337	0	387,020
Financial Income - Concession Assets	(102,191)	(172,027)	(112,182)	(187,363)	0	0	0	(8,174)
Construction Income	(274,166)	(71,644)	(53,042)	(30,085)	0	0	0	(4,252)
RBSE Income	(1,638,165)	(560,671)	(157,342)	(600,232)	0	0	0	0
Result of equity method investees	87,121	(102,580)	116,450	(149,793)	0	0	(2,032)	0
Provision (reversal) for uncovered liabilities	0	0	0	0	0	0	0	0
Allowance for Doubtful Accounts (reversals)	30,531	84,830	3,187	188,954	0	0	0	0
Provisions for litigation	297,689	288,943	83,572	86,105	3,831	3,090	0	13,364
Provision (reversal) for impairment of assets	0	0	0	0	0	0	0	0
Provisions (reversals) for onerous contracts	(162,142)	(180,528)	0	(1)	0	0	0	0
Impairment (reversal) of investment losses	0	(35,037)	0	0	0	0	0	0
Minor shareholders' share	25	0	0	0	0	0	0	0
Charges on resources from shareholders	26,692	0	3,568	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	67,076	0	0	0	0
Other adjustments before IR / CS (LAIR)	336,856	(161,188)	(894,881)	(72,103)	313,781	0	0	41,918
(Increase) decrease on operating assets/liabilities	271,925	(925,457)	(307,794)	(468,198)	(275,641)	41,376	30,217	(761,657)

Cash flows from Operating Activities	1,532,430	183,115	(415,846)	980,474	1,082,721	(31,990)	26,933	179,789

Payment of interest	(903,831)	(57,789)	(145,304)	(150,817)	(461,690)	0	0	(162,601)
Amounts received from allowed annual revenue	156,303	0	858,245	252,931	0	0	0	0
Receipt of Financial Asset Indemnities (RBSE/Ke)	2,442,796	1,282,708	255,756	758,135	0	0	0	0
Receipt of interest	19	0	0	0	0	0	0	0
Payment of income tax and social contribution	(1,237,544)	(1,108)	(181,965)	(239,334)	(104,038)	0	0	0
Payment of refinancing of taxes and contributions - principal	(22,092)	0	0	0	0	0	0	0
Receipt of financial asset compensation	158,491	0	2,583	21,352	0	0	2,660	0
Pension Plan Payments	(66,351)	(134,736)	(4,569)	0	(3,474)	0	0	0
Payment of legal provisions	0	(24,688)	0	0	0	0	0	0
Judicial Deposits	(36,949)	(55,397)	619	(31,249)	10,848	(5,960)	0	195,001

Net Cash provided by Operating Activities	2,023,272	1,192,105	369,519	1,591,492	524,367	(37,950)	29,593	212,189

Financing Activities
Loans and financing	864,301	0	0	0	167,142	13,230	0	231,742
Payment of Loans and financing - principal	(1,631,454)	(328,080)	(249,472)	(258,848)	(195,334)	0	0	(54,023)
Payment of Shareholders Remuneration	(355,606)	(171,619)	(119,633)	(917,558)	0	0	(24,860)	0
Advances for Future Capital Increase (AFAC)	0	0	0	0	0	187,724	0	0
Payment of refinancing of taxes and contributions - principal	0	0	0	0	0	0	0	0
Others	930	0	(1,210)	0	0	0	0	0
Net Cash provided by Financing Activities	(1,121,829)	(499,699)	(370,315)	(1,176,406)	(28,192)	200,954	(24,860)	177,719

Investment Activities

Loans and Financing - Payment	0	0	0	0	0	0	0	0
Loans and Financing - Receipt	253	0	0	0	0	0	0	0
Acquisition of fixed assets	(131,905)	(112,731)	(11,255)	(20,991)	(240,124)	(183,445)	0	(948)
Acquisition of intangible assets	(4,102)	(7,935)	(3,695)	(375)	(8,576)	0	0	0
Capital investment in equity investments	(85,497)	0	(17,625)	(128,658)	0	0	(4,733)	0
Investment for future capital increases	0	(29,422)	(69,861)	0	0	0	0	0
Sale of investments in equity interests	16,000	(137,356)	0	0	0	0	0	0
Others	(652,534)	(555,271)	76,387	(266,548)	(233,678)	0	0	(333,681)
Net Cash from investments activities	(857,785)	(842,715)	(26,049)	(416,572)	(482,378)	(183,445)	(4,733)	(334,629)

Net increase (decrease) in cash and cash equivalents	43,658	(150,309)	(26,845)	(1,486)	13,797	(20,441)	(1)	55,279
Cash and cash equivalents – beginning of period	73,161	276,986	44,333	5,156	3,805	77,851	37	41,729
Cash and cash equivalents – end of period	116,819	126,677	17,488	3,670	17,602	57,410	37	97,008
	43,658	(150,309)	(26,845)	(1,486)	13,797	(20,441)	0	55,279

FURNAS

Result Analysis

The Company had, in 3Q20, a result 4,538% higher that ascertained in 3Q19, going from a loss of R$ 13.8 million in 3Q19 to a profit of R$ 612 million in 3Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue, in 3Q20, increased by 2.3% compared to 3Q19, going from R$ 2,132 million in 3Q19 to R$ 2,181 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Generation	1,332,054	1,410,758	-5.6
Energy supply to distribution companies	578,332	878,981	-34.2	The variation is mainly due to: (i) In the RCE (Regulated Contracting Environment), the termination of the Existing Energy Product 2014-2019 resulted in a net drop in revenue of approximately R$ 244 million, considering an average contracted quantity in the quarter of 310 MWavg; (ii) higher sales in the Supply line, thus reducing the availability of energy for sale FCE (Free Contracting Environment) Supply, representing a decrease of R$ 32 million; (iii) Lower generated energy from the Santa Cruz plant in 2020, reducing revenue by R$ 47 million, partially offset by (iv) Seasonalization and price adjustment (on average 4%) of RCE (Regulated Contracting Environment) contracts, representing an increase in revenue from approximately R$ 3 million; and (v) R$ 18 million related to the generation of Brasilventos - Complexo Fortim.
Supply	298,774	189,225	57.9	The variation is mainly due to: (i) price adjustment of the current contracts of the Itumbiara Plant auctions, governed by Law 13,182/2015, specific to final consumers, resulting in an increase in revenue in the order of R$ 6 million; (ii) new contracts that started supplying in 2020, positively impacted revenue by R$ 101 million.
Short Term Market (CCEE)	76,726	2,199	3,389.1	The variation is mainly due to: (i) variation of the GSF (Generation Scaling Factor) in the period, which increased by approximately 13% (average of 53% in 2019 and 66% in 2020, providing greater energy allocated to Furnas in 2020 in the 3rd quarter), with a positive position in the 3 months of the quarter in the MCP (Short-term Market), despite the drop in the PLD in the last 3 months (3Q19 was an average of R$ 207.69 while in 3Q20 it was R$ 91.68).
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	374,668	328,401	14.1	The variation is mainly due to: (i) annual adjustment of RAG (Annual Generation Revenue) of approximately 13%, in accordance with Aneel Homologatory Resolution No. 2,746/2020, representing an increase of revenue of R$ 35 million in 3Q20; (ii) the variation in CFURH and PIS/COFINS, which represented an increase in revenue of around R$ 11 million.
Generation Construction Income	3,554	11,952	-70.3	The variation is mainly due to: (i) lower investment in Funil Plants in the amount of - R$ 4.76 million; Furnas in the amount of -R$ 1.4 million and Porto Colombia in - R$ 1.59 million.
Transmission	1,314,762	1,138,274	15.5
O&M Transmission Lines renewed pursuant to Law 12,783/2013	482,915	365,324	32.2	The variation is mainly due to: (i) increase due to the change in tariff cycles, because besides the annual adjustment, there was a tariff review in July 2020, based on the current regulation - Technical Note 119/2020-SGT/ANEEL - which details the readjustments of the Transmission Companies' RAPs and the effects of the review. The Tariff Review represents an increase of about 18% (R$ 772 million/year), in which must be added the Adjustment Portion that went from - R$ 2 million/month in the 2019/2020 cycle to + R$ 29 million/month in the 2020/2021 cycle; (ii) in August/19, an accounting adjustment (R$ 38.6 million) was made, referring to the invoicing of May of the same year.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	47,449	46,299	2.5	The variation is mainly due to: (i) annual readjustment by changing tariff cycles as of July 20, based on the current regulation - Technical Note 119/2020-SGT / ANEEL - which details the readjustments of the Transmission Companies' RAPs, with an effect of approximately 6.51% for contracts adjusted by IPCA and 1.87% for contracts adjusted by IGPM.
RBSE income	460,883	606,864	-24.1	The variation is mainly due to the fact that RBSE's assets increased with RTP (Periodic Tariff Review), however, the receipt period was extended, passing the receipt that was until 2025 to 2028. Considering RBSE/Ke, Aneel included this portion in AAR (Allowed Annual Revenue) as of Jul/20, however, the regulatory body calculated it differently from the Furnas calculation, not considering the update of Ke until the date of actual receipt, but, until the date it was due. Thus, the increase in Ke was less than expected. In addition, the asset is amortized.
Transmission Construction Income	283,944	80,753	251.6	The variation is mainly due to: (i) construction margin calculated by measuring IFRS 15 on construction costs between the compared dates, associated with the effects of the tariff review, according to Homologatory Resolution No. 2,725/2020, on the value of assets under concession contracts 062/2001, 006/2005, 007/2006 and 034/2001, in the total amount of R$ 264 million. The revision brought incremental effects, especially on RBNI Contract 61/2001, renewed by Law 12,783/2012, resulting from the values of the new Bank of Prices and WACC (Weighted Average Capital Cost) of the cycle, O&M reference values, with retroactive effect to the date of commercial operation, new installations that entered between Jan/13-Dec/18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure in accordance with the new expected RAP (Allowed Annual Revenue) flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession.
Income from Return of Investment in Transmission	39,571	39,034	1.4	No relevant variation in the period.
Other Income	6,217	5,494	13.2	The variation is mainly due to: (i) receipts for the provision of operation, communication and tele-assistance services related to optical fiber rentals provided to SPEs and the market in general.
Deductions to the Operating Revenue	-471,735	-421,964	11.8	The variation is mainly due to the increase in: (i) PIS/COFINS in the amount of R$ 26 million; (ii) CFURH R$ 12 million; and (iii) ICMS R$ 6.7 million.
ROL	2,181,298	2,132,562	2.3

Operating Costs and Expenses
Operating Costs and Expenses decreased 22% in 3Q20 compared to 3Q19, going from R$ 1,696 million to R$ 1,320.9 million, according to the reasons listed below:

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-236,232	-219,689	7.5	The expected R$ 23.6 million drop in Personnel for the quarter was impacted by the following points:
(i) increase related to the recognition of the Company's contribution to the BD Plan, due to the new procedure adopted in 2Q20 in R$ 10 million; (ii) an increase of R$ 10 million considering all Vacations items (vacation premium, vacation and Bonus), due to the anticipation of vacations during the pandemic, without cash disbursement as authorized by the legislation to postpone this type of payment; (iii) an increase of R$ 11 million in payments for labor claims - 11 lawsuits of greater prominence, totaling R$ 9.9 million (Objects of these actions: global remuneration and bonus, wage differences, overtime, employment, wage parity and prior notice); (iv) increase of R$ 10 million related to the correction of the ACT (Collective Labor Agreement) of 3.55% and the ATS (additional for lenght of service) of 1%, contribution to FRG (Fundação Real Grandeza) - Maintainer Plano BD by R$ 0.9 million and FGTS contributions by R$ 0.6 million ;
				On the other hand, there was (v) an increase in the item Activities Consumption (R$ 12 million) referring to personnel allocated to activities and, therefore, allocated to investments. Excluding the effects that increased the personnel account, there would be a reduction of R$ 24.3 million in 3Q20 as a result of the PDC. There are no Furnas targets for OBZ in 2020.
Supplies	-4,212	-5,917	-28.8	The variation is mainly due to: (i) reduction felt in the Supplies items by R$ 2.3 million; (ii) reduction of Fuel and lubricants by R$ 699 thousand, due to the reduction and postponement of expenses on behalf of COVID; and (iii) a reduction of R$ 453 thousand in the item Administrative Material/File; These factors were partially offset by (iv) an increase of R$ 1.8 million in ICMS - Rate Differences in Interstate Transactions. There are no Furnas targets for OBZ (Zero-Based Budget) in 2020.
Services	-174,560	-171,989	1.5	Although the expected annual net savings from the termination of 1,044 outsourced workers' contracts is R$ 205 million/year, discounting the cost of new service contracts to replace outsourced workers, in 2020 there was the accouting of contract terminations (already expected) with companies outsourced in the total accumulated value, up to September 2020, of R$ 90 million, with the effect in 3Q20 of R$ 70 million. Disregarding these accounting entries, the savings already realized in the 2020 accumulated is R$ 178 million, which is already partially meeting the goal, with the last quarter still pending. The value of contracting services to replace outsourced workers is R$ 42 million in 2020, of which R$ 2.7 million in 3Q20.
Other	-83,417	-210,397	-60.4
Donations and Contributions	-19,493	-7,297	167.1	The variation is mainly due to: (i) Furnas joined the "Salvando Vidas" (Saving Lives) campaign, led by BNDES, donating R$ 9 million; (ii) difference of statutory entries contributions to Cepel of R$ 2.7 million between the compared periods.
Other Operating Expenses	-63,924	-203,100	-68.5	The variation is mainly due to: (i) higher indemnity, losses and damages in 3Q19 of R$ 110 million, with emphasis on the non-recurring payment of Ampla (lawsuit in 1989), in the amount of R$ 111 million; (ii) lower cost with bank guarantee by R$ 9.9 million and with the Hydrological Risk Insurance GSF Mascarenhas and Serra da Mesa by $ 7.6 million.
TOTAL PMSO	-498,421	-607,992	-18.0

Operating Costs R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Energy Purchased for Resale	-205,532	-185,543	10.8	The variation is mainly due to: (i) price adjustment of the current purchase contracts, representing an increase of approximately R$ 6 million; (ii) increase in the amount of current products, already provided in the contract, increasing the amount by R 22 million; offset by (iii) reduction in expenses with the purchase for resale in the Short Term, with no amount paid as a debt in the MCP (Short-term Market) in 3Q20, given the positive position in the CCEE, and in 3Q19 of R$ 2 million there was a total exposure negative debt registration of R$ 2 million; (iv) reduction of R$ 3.25 million related to the energy purchased by the Fortim Wind Complex (Brasilventos).
Charges upon use of electricity network	-191,485	-168,762	13	The variation is mainly due to: (i) an increase of 13.5% in the period in accordance with ANEEL Approval Resolution No. 2,726 of 07/14/2020.
Construction Expense	-70,369	-56,470	25	The variation is mainly due to: (i) variations in investments in transmission contracts, especially in the values referring to contract 062/01: in 3Q19 was R$ 42 million and in 3Q20 was R$ 63.4 million . In other contracts, the values for 3Q9 and 3Q20 totaled R$ 2.5 million and R$ 21.4 million, respectively.
Fuel	-42,305	-204,115	-79	The variation is mainly due to: (i) lower generated energy from the Santa Cruz plant, which represented a lower generation of approximately 220,379 MWh in 3Q20.
Depreciation and Amortization	-68,962	-68,696	0	No relevant variation.
TOTAL OPERATING COSTS	-578,653	-683,586	-15.4

Operating Provisions R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
	-243,864	-405,153	-39.8	The variation is mainly due to: (i) constitution of contingencies of R$ 261.94 million for labor contingencies, R$ 64.8 million in civil contingencies, R$ 34.69 million in Tax; R$ 12.08 million in environmental and land issues (ii) reversal in regulatory contingencies of R$ 6.62 million; (iii) the constitution of R$ 31.8 million in allowance for loan losses related to the provision of services in the construction of the Capanda plant, a plant in Angola, which was carried out in dollars as well as due to the increase in the IGPM, which is the index of the renegotiation of CELG; (iv) GAG Improvement: Constitution of R$ 23 million; (v) Onerous Contract: Constitution of R$ 14 million related to Funil; (vi) Investment Losses: R$ 26 million reversal, with emphasis on Teles Pires, São Manoel, Madeira Energia and Belo Monte; (vii) Impairment: Reversal of R$ 76 million, with Santa Cruz constituting R$ 11 million and reversal of Batalha impairment of R$ 87 million, and (viii) Provision for losses - PAES tax credits: Constitution of R$ 29 million.

Financial Income R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Financial Income	58,940	39,963	47.5
Income from financial investments	8,050	12,437	-35.3	The variation is mainly due to: (i) a reduction in Caixa Econômica Federal's income of R$ 3.6 million; (ii) reduction in the income of the subsidiary Brasil Ventos Energia of R$ 1.2 million; (iii) reduction in the income of the subsidiary Transenergia Goiás S.A of R$ 215 thousand; offset by (iv) an increase in Banco do Brasil S.A's income of R$ 654 thousand.
Income - financing and loans	8,125	199	3982.9	The variation is mainly due to: (i) interest and fees specified in the energy debt contract with Eletronuclear, transferred to Loans and financing item, which was not part of that item in 3Q19. In September 2020, the balance of receivable is R$ 271.8 million and the amount of debt charges received from Eletronuclear in 3Q20 was R$ 5.4 million.
Additional interest on energy	618	3,372	-81.7	The variation is mainly due to: (i) a decrease in revenue from late charges for Electric Energy billed in approximately R$ 3.2 million; partially offset by (ii) in 2020 there was an increase in the monetary variation of Itaipu's transport of R$ 505 thousand.
Monetary adjustment gain	36,116	7,013	415.0	The variation is mainly due to: (i) monetary variations occurred in the contract with Eletronuclear (indexed by the IPCA), transferred to the group of loans and financing, which was not part of this group in 3Q19; and (ii) an increase of approximately 6.7% in the IGPM in 3Q20, while in 3Q19 it increased by only 0.5%.
Exchange variation gain	3,019	3,456	-12.6	The variation is mainly due to: (i) the lower positive variation in the foreign currency quotation in 3Q20, mainly impacting the dollar energy customer account, especially GAMEK, with a variation of R$ 5.4760 to R$ 5.6407 in 3Q20 and from R$ 3.8322 to R$ 4.1644 in 3Q19.
Other Financial Income	3,012	13,486	-77.7	The variation is mainly due to: (i) reduction of dividends with 'Tijoá Participações e Investimentos' of R$ 6.3 million; (ii) interest reclassification - Eletronuclear of R$ 2.6 million that was reclassified as of November 2019 to the Income from charges on Electricity Refinancing; and (iii) reduction of Fines - Supply of Materials of R$ 1.2 million.
Financial Expenses	-267,316	-306,844	-12.9
Debt Charges - Financing and Loans	-95,341	-144,142	-33.9	The variation is mainly due to: (i) a decrease of around R$ 6 million in loan charges and expenses with FIDC contracting and settling debts with more expensive costs; and (ii) a reduction in indebtedness of approximately R$ 42 million due to the drop in the loan indexes and the settlement of certain contracts.
Leasing charges	-2,811	-60	4585.0	The variation is mainly due to: (i) greater adjustment in leasings, based on IFRS 16, in the period analyzed in 2020 compared to the same period in 2019, which was not yet impacted by IFRS 16.
				It should be noted that IFRS started to take effect on 01.01.2019. The former headquarters' contract was not included in the first adoption of IFRS16 because its term was lower than one year. In December 2019, the new headquarters was considered and thereby increased the value.
Charges on shareholders' compensation	-4,028	-5,480	-26.5	The variation is mainly due to: (i) reduction in the updating of Eletrobras dividends by R$ 1.4 million. The variation is due to the update of the dividend base, which was approximately R$ 345 million in 2019 and, for 2020, is approximately R$ 1,140 million which is updated by SELIC, which in 2019 changed by 1.52%, and in 2020 it changed by 0.50%.
Monetary adjustment loss	-26,467	-11,848	123.4	The variation is mainly due to: (i) positive variation in the indices of loans payable, with emphasis on loans from Eletrobras and Debentures, being (IPCA-EBRAS + 0.29% in 3Q20 and 1.49 % in 3Q20; DIPCA 0.98% in 3Q20 and without change in 3Q19.
Exchange variation loss	-17,805	-32,320	-44.9	The variation is mainly due to: (i) lower positive variation in the foreign currency quotation, mainly impacting loans payable in dollars. In 2019: from R$ 3.8322 to R$ 4.1644 and in 2020: from R$ 5.4760 to R$ 5.6407). Currently, 8% of the debt is indexed to the exchange rate.
Fair value adjustment - RBSE loss	-104,783	-90,181	16.2	The variation is explained by the difference in the discount rate, between the periods compared, between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the adoption as of 4Q19 the discount rate similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC (Weighted Average Capital Cost) that went from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 2.60% in September 2019, generating gains in 3Q19, whereas in 3Q19 NTN-B was the discount rate used.
Other Financial Expenses	-16,081	-22,813	-29.5	The variation is mainly due to: (i) reduction in expenses with credit assignment of R$ 6.6 million; (ii) SELIC interest of R$ 3 million; (iii) a fine on the payment of COFINS of R$ 2.2 million; (iv) installment payment under REFIS Law 12,865/2013 of R$ 1.7 million; and (v) reduction of IOF on financial investments of R$ 1.5 million; partially offset by (vi) an increase in the fine on Tax Notices in the amount of R$ 9.2 million and (vii) a reduction in the AFAC (Advance for Future Capital Increase) Monetary Update not carried out by R$ 602 thousand.
Financial Result	-208,376	-266,881	-21.9

Equity Interest R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Equity Interests	-25,476	-8,583	-196.8	The variation is mainly due to: (i) an improvement of R$ 32.4 million in Madeira Energia due to the reduction and postponement of expenses on behalf of COVID and reduction in the purchase of energy due to the best GSF scenario and (ii ) improvement of R$ 10.5 million in Mata de Santa Genebra due to the begining of commercial operation, practically total, where the SPE is receiving 90% of AAR (Allowed Annual Revenue); partially offset by (iii) a worsening of R$ 16.8 million in SPEs Serra do Facão Energia due to the increase in the IGP-M that is used to calculate the value of the UBP (Use of public property); (iv) worsening by R$ 14 million at MGE Transmissão due to the construction cost of the expansion of SE Viana 2; and (v) worsening by R$ 13.8 million at TMT Transmissora due to the recalculation of the contractual asset.
Other Operating Income/expenses- R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Other Operating Income/Expenses	0	7,543	-100.0	The variation is mainly due to the following reason: (i) In 3Q19 there was a gain of R$ 7.5 million from the sale of SPEs Transleste, Transudeste and Transirapé, Rei dos Ventos 3, Miassaba 3 and Brasvento Eolo, all transferred to Eletrobras in lieu of payment to settle debts.

Income Tax and CSLL R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	-527,632	-309,996	70.2	The variation is mainly due to the following reason: (i) Calculating the Real Profit, the taxable base is mainly impacted by the AAR (Allowed Annual Revenue) stipulated by Aneel, in which there was an increase in the amount received by approximately R$ 150 million as of July 20. For tax purposes, as provided in art. 36 of Law No. 12,973/2014, it returns to Real Profit, thus impacting the effective rate and consequently an important IRPJ/CSLL disbursement.
Deferred IR and CSLL	513,592	128,259	-300.4	The variation is mainly due to: (i) the write-off of the deferred IR/CS liability related to the RBSE indemnity included in the AAR (Allowed Annual Revenue). The tariff review impacted the deferred tax amount written off, starting in July 2020. (ii) reversal of the actuarial deferred (post-employment benefit) (iii) composition of the deferred assets that affected the contingency provisions.
Non-controlling Shareholders	-16	-27	40.7	No relevant variation.

CHESF
Result Analysis

The Company had, in 3Q20, a result 60.9 % lower than that ascertained in 3Q19, going from a profit of R$ 362.9 million in 3Q19 to a profit of R$ 142 million in 3Q20 mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 3Q20, increased by 4.8% compared to 3Q19, going from R$ 1,601.8 million in 3Q19 to R$ 1,678 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Generation	990,352	1,085,433	-8.8
Energy supply to distribution companies	60,424	10,000	504.2	The variation is mainly due to the following reason: (i) execution of sales contracts for the year 2020 (about 80 average MW), with an average sale price of R$ 206/MWh against the average price of about R$ 188/MWh in the same period of 2019.
Supply	147,260	153,799	-4.3	The variation is mainly due to the following reason: (i) a reduction of about 27 average MW in the consumption of industrial customers reached by Law 13,182/2015 due to a technical problem occurred in the plants of two industrial consumers in the states of Alagoas and Bahia , which occurred from May/2019 and March/2020 to September/2020, respectively.
Short Term Market (CCEE)	118,054	333,286	-64.6	The variation is mainly due to: (i) an increase of 80 average MW in contracted energy (reflected in the supply), reducing energy surplus in relation to the same period in 2019, given that in 4Q18 supply contracts were closed, which energy was not rehired in 2019, being sold in the short term; (ii) there was a reduction in the PLD (Settlement Price of Differences) from R$ 214/MWh (2019) to R$ 92/MWh (2020), impacting approximately R$ 103 million; and (iii) an increment due to a one-time accounting adjustment, referring to the default record of previous months by approximately R$ 72 million in 3Q19, which did not occur in 3Q20.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	664,614	588,348	13.0	The variation is mainly due to the following reasons: (i) RAG's (Annual Generation Revenue) annual readjustment of around 10%, according to Aneel Homologatory Resolution No. 2,746/2020 (cycle 2020-2021), impacting approximately R$ 51 million; and (ii) an increase in generation in 2020, reflected in the indemnity income from CFURH and taxes of approximately R$ 25 million.
Transmission	1,041,870	774,497	34.5
O&M Transmission Lines renewed pursuant to Law 12,783/2013	377,491	364,790	3.5	The variation is mainly due to: (i) positive effect on the new values arising of the tariff revision of Contract 061 retroactive to 2018, which added to AAR the amount of R$ 1,183 million (incremental RAP of the tariff revision + PA Annual revision, including in the item of Calculation adjustment, divided into 3 years, the effect of which will last until July 2023, considered in Aneel Homologatory Resolution 2,725 / 20; (ii) annual adjustment of 1.88%; (iii) RBNIs referring to works that entered during the current tariff cycle and are added to the RBNI item in the following cycle; (iv) addition of reinforcements without prior RAP authorization included by Aneel for the 2020/2021 cycle of R$ 1.1 million; (v) variable installments and adjustment installments of previous smaller cycles, due to the change of the cycle as of July 2020 in the total value (PV + PA) of R$ 100.9 million (3Q20) against -R$ 12.9 million (3Q19).
O&M Transmission lines not renewed pursuant to Law 12,783/2013	124,162	99,863	24.3	The variation is mainly due to: (i) annual readjustment of the Aneel Approval Resolution 2,725 / 20 of 6.51%; (ii) tariff revision of 8.62% and 9.43% of contracts 007/2005 and 006/2009 with positive Tariff Replacement Index; (iii) receipt of a higher anticipation apportionment in the amount of R$ 827 thousand, due to the surplus in the 3Q20 calculation being greater than that verified in 3Q19; (iv) a smaller variable portion of R$ 727.9 thousand; (iv) incorporation of the SPN ETN and TDG in Nov/2019 and May/2020, respectively (ETN: R$ 4.147 million and TDG: R$ 1.128 million, proportional to the date of incorporation), increasing consolidated revenue.
RBSE Income	403,607	191,153	111.1	The variation is mainly due to: (i) recognition of the effects of the Tariff Review on concession 057/2001, in accordance with ANEEL Resolution 2,717 / 2020, especially after the recognition of the controversial portion of RBSE, related to the cost of capital (ke), in the amount of R$ 2.5 billion, as of July 2020, in the same projected cash flow of the uncontroversial portion that has been received by the company . Thus, the asset is currently greater than in the same period of the previous year, that reflects the higher revenue this year, which offset the amortization of the uncontroversial portion that had already been occurring; and (ii) increase in revenue from RTP (Periodic Tariff Review) through Homologatory Resolution 2,717/2020 and Homologatory Resolution 2,725/2020 of the 2020/2021 cycle of R$ 1,176 million.
Transmission Construction Income	69,009	62,000	11.3	The variation is mainly due to: (i) construction margin determined by measuring IFRS 15 on construction costs between the compared dates, associated with the effect of the tariff review of contracts 6/2009, 7/2005 and 61 / 2001 that caused a positive impact of 40 million, under effects of IFRS 15. The revision brought incremental effects, especially on RBNI Contract 61/2001, renewed by Law 12,783/2012, resulting from the values of the new Bank of Prices and WACC (Weighted Average Capital Cost) of the cycle, O&M reference values, with retroactive effect to the date of commercial operation, new installations that entered between Jan/13-Dec/18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure in accordance with the new expected RAP (Allowed Annual Revenue) flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession; offset by (ii) adjustments made to the measurement spreadsheets in 2019, which generated negative variation, in the compared periods.
Income from Return of Investment in Transmission	67,601	56,691	19.2	The variation is mainly due to: (i) a higher registration of compensation on financial assets of R$ 10.9 million due to the entry of new projects during the year of 2019, with emphasis on authorizations from the contract 61, associated with the effect of the Tariff Review of contracts 6/2009, 7/2005 and 61/2001.
Other Incomes	5,438	9,767	-44.3	The variation is mainly due to: (i) reduction of revenues from services provided in the country by R$ 2.5 million; (ii) reduction in sharing revenue from wind farms in the Pindaí Complex in the amount of R$ 3.3 million and in 2019 without comparison in 2020; offset by (iii) an increase of R$ 1.4 million in revenues from operation and maintenance services.
Deductions to the Operating Revenue	-358,954	-267,902	34.0	The variation is mainly due to: (i) registration of CFHUR between the dates compared over R$ 20 million; and (ii) increase in PIS/CONFINS between the compared dates of R$ 67 million.
ROL	1,678,706	1,601,795	4.8
Operating Costs and Expenses
Expenses and operating costs, in 3Q20, increased by 13.6% compared to 3Q19, from R$ 1,033 million in 3Q19 to R$ 1,173 million in 3Q20, with the variations listed below:

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-224,067	-212,271	5.6	The variation is mainly due to: (i) an increase in post-employment benefits, actuarial gain/loss and private pension by R$ 11 million; (ii) an increase in vacation premium of R$ 2.8 million, due to the covid-19 pandemic; (iii) increase in school reimbursement R$ 2.2 million; (iv) an increase in medical and hospital reimbursement of R$ 1.5 million; (v) 3.55% wage increase in ACT (Collective Labor Agreement) 2019; (vii) frustration in investments, leading to the recording of Personnel Expenses in Costing in the amount of R$ 13.9 million. These factors, together, fully offset: (iv) the savings in 3Q20 related to the OBZ of R$ 4.9 million with Overtime and Risk Premium, which exceeds the savings target for OBZ of R$ 3.86 million; and (vii) savings due to the contract termination of 626 employees in 2019, which expected savings were R$ 35.2 million. Other 82 employees were also expected to leave the company in 2020, which has not yet occurred due to contrary legal decisions involving the Eletrobras group.
Supplies	-9,987	-16,319	-38.8	The variation is mainly due to: (i) a reduction of expenses with working materials and consumption by R$ 4.2 million; (ii) a reduction in expenses with fuels and lubricants of R$ 2.0 million.
Services	-66,573	-65,271	2.0	The variation is mainly due to: (i) an increase in expenses with administrative technical services of R$ 10.4 million, with emphasis on legal consulting services, which were partially offset by: OBZ (Zero-Based Budget) reduction initiatives, such as (ii) reduction in travel expenses, such as tickets and accommodation by R$ 4.3 million; (iii) reduction in the outsourced workforce by R$ 3.6 million; (iv) reduction in cleaning and maintenance expenses by R$ 1.1 million.
Donations and Contributions	-2,053.0	-8,452.0	-75.7	The variation is mainly due to: (i) CEPEL contribution, R $ 6.9 million in 2019, with no counterpart in 2020; and (ii) contribution to ONS, R $ 0.8 million in 2020.
Other Operating Expenses	-57,554	-25,201	128.4	The variation is mainly due to: (i) a R$ 32 million loss and damage record related to the write-off of renegotiated credits with customers; (ii) payment of labor costs of R$ 19 million. These events were partially offset by a reduction in: (iii) insurance expenses by R$ 7.1 million; (iv) recovery of expenses of R$ 6.5 million; (v) expenses with publications in general, notary expenses and expenses with Aneel.
TOTAL PMSO	-360,234	-327,514	10.0

Operating Costs - R$ Thousand	3Q20	3Q19	Variation (%)
Energy Purchased for Resale	-89,543	-93,031	-3.7	The variation is mainly due to the following reasons: (i) purchases of 11 MWavg in 3Q20 with an increase in the average purchase price from R$ 183/MWh (3Q19) to R$ 186/MWh (3Q20), totaling R$ 6 million; fact that was partially offset by (ii) the registration of PIS/COFINS credits in 3Q20 of R$ 9 million.
Charges for the Use of the Electricity Grid	-215,075	-205,830	4.5	The variation is mainly due to: (i) readjustment of about 14% of TUST (Transmission Use Tariff), determined by ANEEL Homologatory Resolution No. 2,748/2020 (cycle 2020-2021); offset by (ii) the registration of PIS/COFINS credits in 3Q20 of R$ 21 million, reducing the cost of charges, without comparison in 3Q19.
Construction Expense	-117,091	-170,016	-31.1	The variation is mainly due to: (i) reduction of investments in the transmission system between the compared dates.
Depreciation and Amortization	-35,248	-31,440	12.1	The variation is mainly due to: (i) an increase in the depreciation record in 2020, due to the beginning of operations of the Pindaí wind farm in 4Q19, impacting the consolidated.
TOTAL OPERATING COSTS	-456,957	-500,317	-8.7

Operating Provisions	3Q20	3Q19	Variation (%)	Analysis
Operating Provisions	-356,574	-205,796	73.3	The variation is mainly due to the following reasons: (i) ADA (Allowance for Doubtul Accounts): provision of R$ 66 million due to the update of accounts receivable from customers, which, for the most part, have the IGPM as an adjustment factor; (ii) Contingencies: updating the R$ 101 million K-factor process and R$ 79 million GSF (Generation Scaling Factor) process in 3Q20; (iii) Provision for GAG Improvement R$ 34 million in 3Q20, reversing R$ 4 million compared to 3Q19; (iv) Onerous contract: provision of R$ 57 million resulting from the variation of the PLD (Settlement Price of Differences), impacting the Jirau contract; partially offset by (v) a R$ 11 million impairment reversal at TPP Camaçari, Eólicas Casa Nova A, I and II.

Financial Result - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Financial Income	121,427	47,544	155.4
Income from financial investments	8,513	18,704	-54.5	The variation is mainly due to: (i) reduction in the CDI rate, reducing the investments return; and (ii) payment of an additional R$ 900 million in dividends to Holding.
Additional interest on energy	86,442	26,320	228.4	The variation is mainly due to: (i) interest on the debt of Rio Doce Manganês in the amount of R$ 43 million; and (ii) interest on the debt with Ligas do Brasil in the amount of R$ 18 million.
Monetary adjustment gain	19,692	2,017	876.3	The variation is mainly due to: (i) monetary adjustment of Ligas do Brasil's debt by R$ 7 million, Rio Doce Manganês by R$ 2 million, Energisa Sergipe by R$ 1.1 million and CBA in R$ 0.5 million; (ii) adjustment of monetary restatement of judicial deposits in 2019 of R$ 6.7 million.
Other Financial Income	6,780	503	1,247.9	The variation is mainly due to: (i) reimbursement of the CTNI 90.2011.1840.00 contract for the preparation of the Aneel basic project, and the construction of a 230kV line in the amount of R$ 6 million.
Financial Expenses	-265,424	-59,875	343.3
Debt Charges - Financing and Loans	-19,662	-23,923	-17.8	The variation is mainly due to: (i) drop in the CDI and TJLP, which are indexes linked to some of loan and financing contracts; (ii) operations to suspend payment (standstill) of principal and interest, in the amount of R$ 24.5 million in 3Q20, of some loan and financing contracts linked to government measures to reduce pandemic impacts.
Leasing charges	-55	-55	0.0	In accordance with the same period last year.
Charges on shareholders' compensation	-3,069	0	-	The variation is mainly due to: (i) correction of dividends paid in August, with correction in July and August, by the Selic, until the payment date.
Monetary adjustment loss	-1,815	-27	6,622.2	The variation is mainly due to: (i) monetary adjustment of debentures in 3Q20 without comparison in 3Q19, considering the date of issue; and (ii) incorporation of SPE Extremoz in 4Q19 with consolidation effects.
Fair value adjustment - RBSE loss	-238,245	-25,456	835.9	The variation is explained by the difference in the discount rate, between the periods compared, between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the adoption as of 4Q19 the discount rate similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC that went from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 2.60% in September 2019, generating a gain in 3Q19, whereas in 3Q19 NTN-B was the discount rate.
Other Financial Expenses	-2,578	-10,414	-75.2	The variation is mainly due to the following reasons: (i) registration of R&D balance correction of R$ 5.5 million between the compared dates; and (ii) registration of swap contract expenses of R$ 2 million in 3Q19 without comparison in 3Q20.
Financial Result	-143,997	-12,331	1,067.8

Equity Interests (Equity) - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Equity Interests (Equity)	771	56,017	98.6	The variation is mainly due to the following reasons: (i) an improvement in the negative result of SPE ESBR by R$ 16 million, due to an improvement in the result with CCEE; (ii) an improvement in the negative result of SINOP by R$ 15 million due to the reversal of the provision in 2019; offset by: (iii) a negative variation in the result of SPE Norte Energia of R$ 82 million, due to FCE (Free Contracting Environment) contracts impacted by the lower PLD price (Settlement Price of Differences) resulting from the Covid pandemic, exposure resulting from uncontracting; and the beginning of the amortization of 'Project Finance' and increase in the depreciation record, due to the beginning of operation of Norte Energia's generation units in 2H19.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	-428,433	-292,478	46.5	The variation is mainly due to the following factor: (i) effect of the tariff review of Transmission Contracts 061/2001, 007/2005 and 005/2009, and the increase in revenue from RTP (Periodic Tariff Review) by REH 2717/2020 and REH 2725/2020 of the 2020/2021 cycle); and (ii) increase in transmission revenue due to the incorporation of two SPE's (ETN and TDG), which occurred in Nov/2019 and May/2020.
Deferred IR and CSLL	13,197	14,797	10.8	The variation is mainly due to the following factor: (i) In 2020, deferred liabilities were realized mainly on the update (AVJ (Fair Value Adjustment)/AVP(Present Value Adjustment)) of RBSE (R$ 185 million), as well as on readjustments of active tax credits (notably on contingencies) whereas in 2019 only the adjustments of deferred charges in December were recognized.
Tax Incentives	195,596	28,742	581	The variation is mainly due to the following reason: (i) The SUDENE tax incentive is calculated based on operating profit, which indicates the percentage of incentive income over non-incentive income. As a consequence, the benefit of the tax reduction is obtained. The incentive revenues are derived from contracts that include the SUDENE incentive. Such incentive is only used after publication of a constitutive report issued by SUDENE and approved by the RFB (Brazilian Internal Revenue Service). In 2019, the aforementioned publication and approval took place as of the second semester, reflecting greater use at the end of 2019. Consequently, 2020 has already been possible to use the benefit since January. In this sense, the enterprises with the greatest influence were Contract 61 and the Usina de Sobradinho and Curemas.

ELETRONORTE
In the analytical review below, Amazonas GT only has an impact on the equity interest item, since Amazonas GT has been an Eletronorte subsidiary since March 16, 2020.
Result Analysis

The Company had, in 3Q20, a result 5.5% lower that ascertained in 3Q19, going from a profit of R$ 650.8 million in 3Q19 to a profit of R$ 615 million in 3Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 3Q20, decreased 9.9% compared to 3Q19, going from R$ 1,696 million in 3Q19 to R$ 1,528.9 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Generation	864,008	1,456,903	-40.7
Energy supply to distribution companies	614,599	1,207,013	-49.1	The variation is mainly due to the following facts: (i) the 89% drop in sales revenue in the RCE (Regulated Contracting Environment) from R$ 233.4 million to R$ 25.4 million due to the termination of products from the 13th and 17th Auctions that were sold at higher prices, which reduced the amount of energy sold by 85%, from 428 MWavg to 66MWavg and reduced the sale price by R$ 246.99/MWh by 29% to R$ 175.00/MWh; (ii) the 39% drop in sales revenue in the FCE (Free Contracting Environment) from R$ 973.5 million to R$ 597.6 million, even with a 10% increase in the amount of energy sold, 2,272MWavg in 3Q19 vs. 2,490MWavg in 3Q20 due to sales prices that were 45% lower, R$ 194.09/MWh in 3Q19 X R$ 107.07/MWh in 3Q20.
Supply	219,174	236,247	-7.2	The variation is mainly due to the following facts: (i) a 4% drop in the amount of energy, from 913 MWavg in 3Q19 to 878 MWavg in 3Q20, due to the seasonalization of contracts; (ii) a 4% drop in the sale price, from R$ 117/MWh to R$ 113/MWh; (iii) a 6% drop in the average price of aluminum (US$ 1,789 in 3Q19 X US$ 1,677 in 3Q20) and, therefore, a drop in the average price of energy sold (2019: R$ 111.6/average MW X 2020: R$ 107.7/average MW), which makes the premium calculated on billing for ALBRAS to be lower; partially offset by a 35% increase in the average dollar conversion rate (R$ 3.97/US$ in 3Q19 X R$ 5.38/US$ in 3Q20), which led to a 4% drop in revenues for Albras.
Short Term Market (CCEE)	21,760	5,162	321.5	The variation is mainly due to: (i) increase in the volume of energy available for settlement at the CCEE, due to the termination of bilateral contracts, which chenged from 3,613MWavg in 3Q19 to 3,434 MWavg in 3Q20, offset, partially, due to (ii) the drop in the average energy settlement price at the CCEE (Charges for Electric Energy Comercialization Chamber): from R$ 216.53/average MW in 3Q19 to R$ 90.86/average MW in 3Q20.
O&M Income - Renewed Power Plants pursuant Law 12,783/2013	8,475	8,481	-0.1	In accordance with the same period last year.
Transmission	849,988	476,068	78.5
O&M Transmission Lines renewed pursuant to Law 12,783/2013	176,641	137,170	28.8	The variation is mainly due to: (i) increase in the AAR (Allowed Annual Revenue) ratified for the 2020/2021 cycle, in accordance with Resolution No. 2,725 / 2020, which contributed to the increase in revenue billed in 3Q20 by R$ 71.8 millions; partially offset by (ii) a reduction of R$ 264 thousand due to the increase in the Variable Portion discount (3Q19: R$ 3.7 million x 2Q20: R$ 3.9 million); and (iii) a reduction of approximately R$ 18 million related to the increase in the amortization of contractual assets.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	90,927	53,304	70.6	The variation is mainly due to: (i) R $ 11.8 million increase in the AAR (Allowed Annual Revenue) value in relation to the 2019/2020 cycle; (ii) increase in revenue due to a R $ 5.6 million reduction in the PV (variable portion) discount (3Q19: R$ 5.9 million x 2Q20: R$ 0.3 million); (iv) a reduction of approximately R$ 1 million related to the increase in the amortization of contractual assets.
RBSE Income	141,798	210,730	-32.7	The variation is mainly due to: (i) approval of the tariff review of transmission concessions extended under the terms of Law 12,783 / 2013, granted by Aneel in June 2020, which approved the new Allowed Annual Revenue ("RAP") of these concessions for the 2020-2021 tariff cycle bringing the following changes to RBSE summarized: (a) Retrospective change of WACC (Weighted Average Capital Cost) for the years 2018 and 2019; (b) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (c) Incorporation of the payment of the controversial portion of the capital cost "Ke" which had been under judgment since 2017; (d) 3-year redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA. The impact on the result was R$ 63.6 million in RBSE. Although the amount of receivables from RBSE increased with the Tariff Review, the receipt period was extended, changing the receipt deadline that was until 2025 to 2028. In addition, the remuneration of the Ke portion that started to be paid was lower than the expected by the Company, as well as other transmission companies, which is why there is an appeal filed by ABRATE with Aneel to recognize this compensation.
Transmission Construction Income	377,666	12,215	2,991.8	The variation is mainly due to: (i) construction margin determined by measuring IFRS 15 on construction costs between the compared dates, associated with the effects of the tariff review, in accordance with Homologatory Resolution No. 2,725/2020, on the value of assets under concession contracts 058/2001, 007/2009, 001/2009, 002/2009, 010/2009 and 012/2009, in the total amount of R$ 366 million. The revision brought incremental effects, especially on RBNI Contract 58/2001, renewed by Law 12,783/2012, resulting from the values of the new Bank of Prices and WACC (Weighted Average Capital Cost) of the cycle, O&M reference values, with retroactive effect to the date of commercial operation, new installations that entered between Jan/13-Dec/18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure according to the new expected RAP (Allowed Annual Revenue) flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession.
Income from Return of Investment in Transmission	62,956	62,649	0.5	In accordance with the same period last year.
Other Income	107,983	109,053	-1.0	In accordance with the same period last year.
Deductions to the Operating Revenue	-293,014	-345,752	-15.3	The variation is mainly due to: (i) a 27 million COFINS expense reduction; (ii) reduction of RGR (Reversal Global Reserve) expense of R$ 21.9 million; (iii) reduction of expenses with PIS/PASEP of R$ 5.9 million mainly due to the drop in generation revenue; (iv) reduction of expenses with PROINFA of R$ 5 million; (iii) R$ 3.3 million reduction in R&D. On the other hand, there was an increase in expenses in (vi) CFURH: R$ 7.8 million; (vii) CDE: 2.7 million.
ROL	1,528,965	1,696,272	-9.9

Operating Costs and Expenses
The Operating Expenses and Costs, in 3Q20, decreased by 3.1% compared to 3Q19, going from R$ 876 million in 3Q19 to R$ 849 million in 3Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-242,768	-285,168	-14.9	The variation is mainly due to: (i) reduction of expenses resulting from the 474 employees joining the PDCs (Consensual Dismissal Plans) implemented by the Company from July/2019 and, therefore, reduction of expenses such as: (a) Health plans/E-Vida: R$ 17.4 million; b) Salaries: R$ 9.3 million; c) Social security: R$ 9.2 million; d) Risk Premium: R$ 4.2 million; e) Vacations: R$ 3.4 million; f) Additional for length of service: R$ 2 million; g) Private pension plans: R$ 1.9 million; h) Overtime: R$ 1.4 million due to OBZ (Zero-based Budget) initiatives and greater rigidity in the concession; (ii) Communting hours: R$ 1.3 million, which offset (iii) increase in social charges: R$ 8.4 million and (iv) increase of R$ 806 thousand with FGTS and (v) 3.55% salary increase in ACT (Collective Labor Agreement) 2019, which brought an increase of R$ 12.9 million. The expected savings target was R$ 111.4 million in 3Q20, of which R$ 54.2 million in 3Q20 with the PDC (contract termination of 474 employees in 2019) and R$ 57.3 million with terminations scheduled for 2020, which has not yet occurred due to a judicial decision. The OBZ initiatives were responsible for the reduction of approximately R$ 24.2 million in 3Q20, with emphasis on the reduction of costs with Overtime and Dangerousness, exceeding the estimated savings of R$ 18.8 million.
Supplies	-8,893	-11,172	-20.4	The variation is mainly due to the following reason: (i) The reduction in expenses with supplies is associated with the re-prioritization of the maintenance activities of generation and transmission assets during the pandemic period, which brought savings of approximately R$ 2,2 million when comparing the periods. The estimated savings were R$ 731 thousand in 3Q20 with OBZ (Zero-Based Budget) initiatives.
Services	-63,731	-72,153	-11.7	The variation is mainly due to the reduction in expenses with: (i) Expenses with building services: R$ 5.6 million; (ii) Consulting: R$ 2.8 million; (iii) Hired labor: R$ 2.3 million, partially offset by increase in: (vi) Communication: R$ 1.1 million, and (vii) maintenance of a data processing unit: R$ 730 thousand. Regarding OBZ, the estimated savings were R$ 14.4 million in 3Q20 and with the initiatives there was a reduction of approximately R$ 19.1 million in 3Q20, with emphasis on the reduction of costs with Building Services (R$ 5.6 million), IT (R$ 3.3 million) and IT security (R$ 1.1 million).
Consensual Dismissal Plan/PAE (Provision)	10,651	-1,284	-929.5	The variation is mainly due to: (i) reversal of expenses recorded in Jul/20 in the amount of R$ 10.6 million due to the accounting adjustment, with no impact on frustration in dismissals.
Other	-22,223	-16,144	37.7
Donations and Contributions	-8,031	-4,374	83.6	The variation is mainly due to: (i) increase in contributions to CEPEL: R$ 1.7 million; (ii) Donations and Contributions for initiatives related to COVID-19: R$ 1.4 million.
Other Operating Expenses	-14,192	-11,770	20.6	The variation is mainly due to: (i) an increase of R$ 9.3 million with insurance; (ii) an increase of R$ 2.5 million related to the loss of claims; (iii) an increase of R$ 2 million in expenses with infrastructure sharing; (iv) increase of R$ 1 million with rent and equipment. On the other hand, there was an increase in the following accounts: (v) a reduction of R$ 5.4 million with assigned employees; (vi) reduction in equipment rental at UTE Araguaia: R$ 3.9 million; (vii) reduction of R$ 3.3 million with recovery of expenses; (viii) a reduction of R$ 3 million in daily travel expenses; (ix) reduction of R$ 2 million with building rental for commercial purposes.
TOTAL PMSO	-326,964	-385,921	-15.3

Operating Costs - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Energy Purchased for Resale	-158,853	-158,865	0.0	In accordance with the same period last year.
Charges upon use of electricity network	-165,835	-158,558	4.6	The variation is mainly due to: (i) readjustment of 2.5% for the 2020/21 cycle (according to REH 2,748 of 08.11.2020) in the TUST (Transmission Use Tariff) defined for the HPP Tucuruí from R$ 6,323/MWh to R$ 6,481/MWh and the 2.51% readjustment of the TUST defined for the HPP Samuel for the 2020/21 cycle (according to REH 2,748 of 08.11.2020), from R$ 11,202/MWh to R$ 11,483/MWh.
Construction Expense	-33,777	-25,723	31.3	The variation is mainly due to: (i) resumption of investments in reinforcements and improvements in 3Q20 after the low realization during 1H20 due to the impacts of COVID-19. (3Q19 Reinforcements and Improvements: R$ 19.9 million x 3Q20 Reinforcements and Improvements: R$ 25.5 million).
Depreciation and Amortization	-104,084	-106,430	-2.2	The variation is mainly due to: (i) reduction in the asset base over the past few years.
TOTAL OPERATING COSTS	-462,549	-449,576	2.9

Operating Provisions - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
	-59,995	-40,905	46.7	The variation is mainly due to the following reasons: (i) provision of onerous contract of HPP Coaracy Nunes in the amount of R$ 37.3 million; (ii) a provision of R$ 21.7 million related to the write-off of credits held with Amazonas Energia; partially offset by (iii) reversal of impairment at HPP Samuel in the amount of R$ 40.4 million.

Financial Income - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Financial Income	220,066	40,520	443.1
Income from financial investments	22,502	22,277	1.0	The variation is mainly due to: (i) a 33% increase in the balance invested in 3Q20 when compared to 3Q19, offset by (ii) a drop in profitability, due to the decrease in the CDI rate, which is a reference for Eletronorte's financial investments and (iii) decrease in the average profitability of financial investments, which was 0.36% in 3Q20 and 0.49% in 3Q19.
Additional interest on energy	8,381	307	2630.0	The variation is mainly due to the following fact: (i) in 3Q19 there was a reversal due to the reclassification of default interest of R$ 10 million. Disregarding this effect, there would be a reduction of this account in the amount of R$ 1.9 million resulting from (ii) a reduction of R$ 3.4 million in interest income on late payment due to the renegotiation of credits with Roraima Energia (iii) reduction of approximately R$ 0.2 million in revenue from fines imposed on late payments.
Monetary adjustment gain	24,751	57,845	-57.2	The variation is mainly due to: (i) a R$ 45 million reduction in the credit update with the holding company of R$ 3.1 billion, due to the settlement of this credit as a counterpart to the acquisition of Amazonas GT , in March/20; (ii) accounting for R$ 4.4 million in 3Q19 related to the credit update due to the transfer of AETE to Eletrobras, with no counterpart in 3Q20; (iii) registration in 3Q20 of taxes on financial revenue in the amount of R$ 2.7 million, with no counterpart in 3Q19 (accounting for taxes on financial revenue has a reducing effect on revenue); partially offset by, (iv) an increase of R$ 25 million in the monetary restatement on credit with the CCEE (Charges for Electric Energy Comercialization Chamber).
Gains on derivatives	163,847	-42,017	490.0	The variation is mainly due to: (i) The pricing of this asset depends mainly on the LME (London Metal Exchange - Aluminum) and dollar quotation.
Other Financial Income	585	2,108	-72.2	The variation is mainly due to: (i) a reduction of R$ 5.3 million in interest income on judicial deposits; offset by (ii) a reduction of R$ 4 million in expenses with PIS/Cofins on financial revenue (revenue reducing effect). In 2020, PIS/Cofins expenses on financial income started to be accounted under Monetary Adjustment Gain and no longer in Other Financial Income.
Financial Expenses	-120,912	-259,538	-53.4
Debt Charges - Financing and Loans	-40,994	-62,666	-34.6	The variation is mainly due to: (i) exchange of more expensive debts for others in an equivalent amount (around R$ 1 billion), however, with lower interest rates and (ii) reduction of the CDI, IPCA, TJLP, indexes of most financing contracts.
Leasing charges	-119	-900	-86.8	The variation is mainly due to: (i) reduction of the balance due to the accounting for Leasing (IFRS 16).
Charges on shareholders' compensation	-3,658	-27,888	-86.9	The variation is mainly due to: (i) a reduction of R$ 355 million in the balance of dividends payable (3Q19: R$ 1.1 billion x 3Q20: R$ 0.74 billion); (ii) decrease in the Selic rate, which remunerates the balance of dividends payable.
Monetary adjustment loss	-25,801	-48,827	-47.2	The variation is mainly due to: (i) a reduction of R$ 28.5 million in updating declared dividends (3Q19: R$ 50.2 million x 3Q20: R$ 21.7 million); offset by (ii) an increase of R$ 5 million in the monetary adjustment of loans and financing.
Exchange variation loss	-18,002	-38,469	-53.2	The variation is mainly due to: (i) exchange rate devaluation in the period and, as a consequence, there was an update of financing contracts indexed to foreign currency, in the amount of R$ 11 million. In 2019, for the same reason, foreign currency financing contracts were updated in the amount of R$ 38 million.
Fair value adjustment - RBSE loss	-9,911	-30,579	-67.6	The variation is mainly due to: (i) the difference in the discount rate, between the periods compared, between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the adoption as of 4Q19 of the discount rate similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC that varied from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 2.60% in September 2019, generating a gain in 3Q19, whereas in 3Q19 NTN-B was the discount rate used. (DFR colocar receita e despesa de AVJ como liquida em uma so linha de despesa)
Other Financial Expenses	-22,427	-50,209	-55.3	The variation is mainly due to the following reason: (i) a reduction of R$ 28 million in Other Financial Expenses, including expenses associated with the updating of debits for the supply of oil for thermal generation to the system isolated, at the time, by Petrobras Distribuidora . The update is made in relation to Jul/18, with an index of 1% per month.
Financial Result	99,154	-219,018	145.3

Equity Interests - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Equity Interests	-45,498	97,881	-146.5	The variation is mainly due to the following reasons: (i) Merger of AmGT, which added a negative result of R$ 136 million, and the main highlights were the increase in the recording of ADA (Allowance for Doubtul Accounts) related to Amazonas Energia Distribuidora and the disallowances in the CCC account; (ii) R$ 106 million negative result in 2020 by SPE NESA, compared to the same period in 2019; due to, (a) R$ 77 million increase in transmission, connection and distribution charges (R$ 188 million in 2019 versus R$ 265 million in 2020); (b) Increase in the depreciation account by R$ 142 million (R$ 281 million in 2019 versus R$ 423 million in 2020); (c) Increase in the negative result of the Financial Result account of R$ 127 million (R$ 373 million in 2019 versus R$ 500 million in 2020).
Other Operating Income/expenses- R$ Thousand	3Q20	3Q19	Variation (%)
Other Operating Income/Expenses	0	20,992	-100.0	The variation is mainly due to: (i) gains from the sale of SPE AETE to Eletrobras (lieu of payment) in the amount of R$ 52.1 million, and (ii) loss from the sale of SPE Brasnorte to Eletrobras (lieu of payment) in the amount of R$ 31.2 million.

Income Tax and CSLL - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	-224,118	-162,476	37.9	The variation is mainly due to the following factors: (i) Net income in 3Q20 was 3.1% (R$ 22 million) lower than in 2019, however, LALUR's additions in 3Q20 exceeded the exclusions in R$ 175 million, being the main factor the loss in equity in the amount of R$ 208 million; (ii) In 2019, exclusions prevailed over additions of R$ 26 million, mainly due to reversals and write-offs of provisions in the amount of R$ 162 million.
Deferred IR and CSLL	-48,327	-22,619	113.7	The variation is mainly due to the following factor: (i) deferral of Albras derivatives, with a 173% growth in 2020; in 3Q20 it accumulated the amount of R$ 55 million against R$ 20 million in 2019.
Revenue from Tax Incentives	154,467	116,251	32.9	The variation is mainly due to the following factor: (i) In 3Q20 the amount of the provision for IRPJ (R$ 178 million) was 50% higher than the provision for IRPJ 2019 (R$ 118 million), enabling a greater use of the incentive tax in 2020. (ii) The tax incentive in 2Q20 was limited to the amount of the IRPJ provision and R$ 47 million below its total possible utilization value. As in 3Q20 the amount of the provision for IRPJ exceeded the amount of the tax incentive, these R$ 47 million influenced the variation in 3Q20.

AMAZONAS GT
Amazonas GT, due to problems during the migration to SAP single instance, had its accounts impacted by bookings made in different items that occurred in 1Q19, 2Q19 and 3Q19. In 3Q20, these bookings are normalized, however, for comparative purposes, and a better explanation of the results of said Company, the adjustments in each account are detailed. In addition, it is important to clarify that this Financial Statement is for management purposes, as the Company has been a subsidiary of Eletronorte since March 16, 2020.

Result Analysis

The Company had, in 3Q20, an income 115.4% lower than the recorded in 3Q19, changing from a profit of R$ 57 million in 3Q19 to a loss of R$ 8.9 million in 3Q20, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue increased, in 3Q20, by 40.7% comparing to 3Q19, from R$ 604 million in 3Q19 to R$ 850 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Generation	1,058,091	850,559	24.4
Energy supply to distribution companies	1,046,767	850,559	23.1	The variation is mainly due to the following reasons: (i) a non-recurring reversal carried out in 3Q19, of R$ 75 million, which reduced the revenue in 3Q19 referring to an overpaid billing against Amazonas Distribuidora in a period prior to 3Q19. Had it not been for the aforementioned reversal, the increase would have been approximately R$ 121 million, justified by the following facts: (ii) an increase of R$ 75.5 million due to the billing of energy acquired from PIEs (Independent Producers) and resold to Amazonas D, due to the 4.2% readjustment in the price of contracted power, O&M and gaseous fuel, which cost is passed on in the sale price of energy, that occurred as of November 2019, impacting, therefore, only in 3Q20; (iii) R$ 29.6 million increase in HPP Balbina due to the seasonalization of the CCVE contract; (iv) an increase of R$ 27.9 million with the entry of TPP Coari in January 2020; (v) an increase of R$ 3.2 million due to the plants in the interior that had a better operating performance, registering an increase of 1,406 MWh (9.7%) in the energy supllied, with the recurring increases partially offset by: (vi ) reduction of R$ 10 million at TPP Mauá 03 due to the lower level of generated energy coordinated by ONS; (vii) reduction of R$ 4.5 million in TPP Aparecida due to the alteration of the TPP Aparecida contract, CCVEE - OC 87.495/13 to CCEAR 34.163/14, according to MME Ordinance nº 855/2018 with a reduction of 150 inflexibility to 75 MWh.
Short Term Market (CCEE)	11,323	0	-	The variation is mainly due to: (i) an increase of R$ 11 million in TPP Tambaqui (Recontabilization process 03759 (TPP Tambaqui - Oct/2019); and (ii) an increase of R$ 3 million in TPP Aparecida, partially offset by (iii) a reduction of approximately R$ 3 million in HPP Balbina due to the seasonality curve of the CCVE contract with the distribution company.
Transmission	86,666	7,156	1,111.1
O&M Transmission lines not renewed pursuant to Law 12,783/2013	11,753	12,869	-8.7	The variation is mainly due to: (i) non-recurring accounting in 3Q19 of R$ 6.3 million referring to O&M revenue from January to June 2019. If it were not an event, there would be an increase in revenue due to (ii) an increase in the RAP of approximately R$ 5 million in the 2020/2021 cycle, due to the receipt of the RAPs from SS Jorge Teixeira and Manaus 01.
Transmission Construction Income	73,236	4,252	1,622.4	The variation is mainly due to: (i) registration of reinforcement and improvement referring to the 4th transformer of SS Manaus (REA 6,232/2017), which final date was March 2019, and did not occur in 2020. (ii) construction margin determined by measuring IFRS 15 on construction costs between the compared dates, associated with the effects of the tariff review, according to Ordinance 706/2016, on the value of the concession asset, in the total amount of R$ 74 millions. The revision brought incremental effects, resulting from the values of the new Price Bank and WACC (Weighted Average Capital Cost) of the cycle, O&M reference values, with retroactive effects to the date of commercial operation, new installations that entered between Jan/13-Dec/18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure according to the new expected RAP (Allowed Annual Revenue) flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession.
Income from Return of Investment in Transmission	1,678	-9,965	116.8	The variation is mainly due to the following reason: (i) According to the methodology changed by IFRS 15 in 2019, the amounts are accounted for as the transmission company satisfies the obligation to build and implement the infrastructure, with revenue being recognized over the contract period, however the receipt is conditioned to the satisfaction of the obligation of operation and maintenance performance. In addition, the new measurement was impacted by the remuneration rate of the Contractual Asset, which is different from the remuneration calculated previously measured from the perspective of the Financial Asset. Considering that the registrations until September 2019, related to IFRS15, were made only in September/19, the comparison of the amounts is impaired limiting the comparison to the accumulated value. If the amounts were adjusted, we would have a recurring amount of R$ 2.6 million in 3Q19, making up a variation of 4%, which would not be a non-relevant variation compared to 3Q20.
Deductions to the Operating Revenue	-294,191	-253,137	16.2	The variation is mainly due to: (i) an increase of R$ 26.4 million in the collection of ICMS; (ii) an increase of R$ 16 million with COFINS; and (iii) an increase of R$ 3.4 million with PIS/PASEP.
ROL	850,565	604,578	40.7

Operating Costs and Expenses
The Operating Expenses and Costs, in 3Q20, increased by 50.7% compared to 3Q19, from positive R$ 423 million to negative R$ 638 million, presenting the variations listed below:

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-40,961	-26,908	52.2	The variation is mainly due to the following reasons: (i) there was no record in 3Q19 of monthly provisions of approximately R$ 7 million, which were accumulated in January 2019 and later reversed in December 2019; (ii) accumulated 3Q20 record of provisions for the period from January to June 2020 of approximately R$ 12 million. Excluding the above facts, we would have a reduction of approximately R$ 4.9 million, that means, R$ 0.5 million above the expected reduction value with the PDC (Consensual Dismissal Plan) of R$ 4.4 million, which are justified by the following facts: OBZ measures such as (iv) a reduction of approximately R$ 200 thousand due to the linearization of values obtained with the implementation of CGPAR23; (v) reduction of R$ 330 thousand with risk premium and overtime; and (vi) updating of the travel standard with a reduction in the daily rates as established by Eletrobras, which represents a reduction of approximately R$ 80 thousand excluding the effects of COVID-19.
Supplies	-14,095	-3,188	342.1	The variation is mainly due to: (i) an increase of R$ 6.5 million due to preventive maintenance of plants in the interior; (ii) an increase of R$ 2 million due to preventive maintenance in the cooling towers of TPP Aparecida; (iii) an increase of R$ 1.5 million in supplies for preventive maintenance at Mauá 03; (iv) an increase of R$ 0.3 million in food for the Balbina Environmental Center. The Increase comes from a change in the company's maintenance strategy with a focus on periodic preventive maintenance, with the start of maintenance plans from the lowest level, which allows a better planned distribution of costs throughout the year. For the group of supplies, there was no reduction forecast related to the OBZ (Zero-based Budget) project, the initiatives proposed a better management of stock and application of materials in maintenance, so with the go-live of the AIS, PM and WCM modules, the objective was achieved.
Services	-32,274	-32,770	-1.5	The variation is mainly due to the following reasons: (i) non-recurring registration in 3Q19 of R$ 5.9 million referring to the installments from January to June paid by the Company to the "E-vida"; and (ii) non-recurring registration of R$ 4.0 million in 3Q19 to pay the debit note of the health plan PPRS (final accounts). Considering only recurring values, we have an increase of R$ 9.5 million, which is justified by the following facts: (iii) an increase of R$ 5.5 million in preventive maintenance on the fuels of the turbines of TPP mauá 03; (iv) an increase of R$ 2.2 million non-recurring due to the payment of overdue energy bills from the village of Balbina; (v) an increase of R$ 1.6 million due to the hiring of companies to carry out studies and projects, with emphasis on curatorship and a company specialized in environmental waste management; partially offset by (vi) a reduction due to the OBZ initiatives of approximately R$ 232 thousand in the travel package, due to the adoption of videoconferencing technologies, reducing ticket expenses and also due to the pandemic.
Consensual Dismissal Plan/PAE (Provision)	-191	0	-	The variation is mainly due to: (i) dismissal of an employee that occurred in July.
Other	-12,494	-2,931	326.3
Donations and Contributions	-263	0	-	The variation is mainly due to: (i) payment of the contribution rate to CCEE in the monthly amount of R$ 214 thousand; and (ii) payment of R$ 48 thousand related to the payment of the Abrage contribution rate. It should be noted that the amounts of approximately R$ 224 thousand referring to 3Q19 were recorded as other expenses.
Other Operating Expenses	-12,230	-2,931	317.3	The variation is mainly due to: (i) the R$ 11 million recorded in 3Q19 in expense recovery due to the reimbursement referring to the natural gas used during the tests at TPP Coari, and in 3Q20 the recovery of expenses enters as a fuel bill reducer. If it were not such reduction in expenses in 3Q19, we would have a reduction of approximately R$ 2 million, justified by (ii) a reduction of R$ 2.1 million with a reduction in imports (payment of the siscomex tax). As for the OBZ (zero-based budget) initiatives, we highlight the renewal of operational insurance, the reduction forecast was approximately R$ 3.0 million, however, due to the inclusion of the countryside plants, this gain was not obtained, however there was no increase of values.
TOTAL PMSO	-100,015	-65,797	52.0

Operating Costs - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Energy Purchased for Resale	-32,920	-59,332	-44.5	The variation is mainly due to the following reasons: (i) registration in 3Q19 of R$ 20.5 million non-recurring, related to the ICMS provision, later reversed in December 2019. If it were not this registration, the account would have reduced by about R$ 6.4 million explained by: (ii) reduction of R$ 11.4 million due to the plants' low exposure to the short-term market (iii) reduction of R$ 8.4 million in the cost of energy purchase from PIEs (Independent Producers), due to the readjustment on the commercial leasings of these PIEs, which will be transferred to Amazonas GT after the end of the leasing contract, and are written off as a reduction account of purchase of energy; partially offset by (iv) Increase of R$ 14 million, due to the readjustment of the energy purchase agreements with the PIE's (IGPM).
Charges upon use of electricity network	-19,819	-26,210	-24.4	The variation is mainly due to: (i) registration in 3Q19 of R$ 7 million non-recurring, due to the payment of overdue invoices for the EUST (Transmission System Usage Charges) paid by the DisCo (final accounts). If it were not this record, the variation would be aligned, explained by: (ii) an increase of R$ 2.5 million in the EUST in 3Q20 due to the registration of the EUST in Balbina from October 2019; offset by (iii) a R$ 1.9 million decrease in 3Q20 due to the readjustment of the TPP Aparecida contract, which had its inflexibility reduced by 50%.
Construction Expense	0	-10,526	-100.0	The variation is mainly due to: (i) no investments were made in transmission in 3Q20.
Fuel	-567,385	-561,839	1.0	The variation is mainly due to: (i) non-recurring registration in 3Q19 of approximately R$ 15 million in provisions for ICMS calculation and reclassification. Considering recurring values, we would have an increase of R$ 21 million in relation to 3Q20, explained by: (ii) 4.2% contractual adjustment in November 2019, representing an increase of R$ 12 million and; (ii) an increase of R$ 9.3 million in 3Q20 referring to incidental expenses for the inclusion of thermoelectric branches registered as of 4Q19.
(-) Expenses recovery - Grant received	195,844	331,631	-40.9	The variation is mainly due to: (i) the non-accounting of amounts related to the receipt of CCC, of approximately R$ 92 million, due to a disallowance of an amount overpaid in 2019, due to the return of taxes unduly reimbursed by the CCC Fund in 2019, since the aforementioned taxes were also used by the company to calculate tax credits, therefore there is no right to reimbursement; (ii) a R$ 25 million reduction in reimbursement due to a reduction in the consumption of natural gas by the plants; (iii) a reduction of R$ 9 million due to the non-receipt with ESS due to the termination of the rental contract that occurred in 3Q19; (iv) reduction of R$ 9.5 million related to the recording of reclassifications and provisions in 3Q19 due to the reimbursement of gas.
Depreciation and Amortization	-39,864	-26,066	52.9	The variation is mainly due to: (i) an increase of R$ 13.5 million related to the depreciation of the assets of TPP Mauá 03, unitized in December 2019; and (ii) an increase of R$ 200 thousand in the depreciation of transmission assets.
TOTAL OPERATING COSTS	-464,144	-352,342	31.7

Operating Provisions - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
	-74,032	-5,435	1,262.1	The variation is mainly due to the following reasons: (i) increase in 3Q20 of R$ 116.8 million in the provision for ADA (Allowance for Doubtul Accounts) of Amazonas Distribuidora due to the default of the DisCo mentioned; (ii) provision in the 3Q20 of R$ 12 million for regulatory contingencies, referring to lawsuits of the company Amazonas Distribuidora and due to the unbundling and privatization, were assumed by Amazonas GT, aiming at the annulment of fines applied by ANEEL in the following actions (48500.001394/2012-51) AI 013/2013-SFE and (469.46.2012.4.01.3400) AI 1,009/2011-SFG; partially offset by (iii) a R$ 11.2 million reversal in 3Q20 of tax contingencies, referring to the provision set up due to credits for expenses paid by Amazon GT, with notes issued against AmE in the years 2015 and 2016. In 2020, the Federal Revenue Service accepted the credits and the provision was reversed; (iv) Reversion in 3Q20 of R$ 45.5 million referring to the provision for losses on judicial deposits not proven in 2019, constituted at the request of the audit; and (v) reversal of R$ 3.4 million in 3Q20 for labor contingencies.

Financial Income - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Financial Income	22,190	49,149	-54.9
Income from financial investments	1,679	6,912	-75.7	The variation is mainly due to: (i) low return on investment funds, which represented a reduction of R$ 5.4 million (Guarantee Account); on the other hand (ii) there was an increase of R$ 253 thousand with the application of the amounts referring to the covid account and debentures.
Monetary adjustment gain	3,437	722	376.1	The variation is mainly due to: (i) an increase of R$ 1.9 million due to the update of civil judicial deposits; (ii) an increase of approximately R$ 700 thousand due to the update of tax judicial deposits; and (iii) an increase of R$ 100 thousand due to an update on energy supply bills by Amazonas Energia.
Other Financial Income	17,074	41,515	-58.9	The variation is mainly due to: (i) reduction of R$ 13 million due to the registration in 3Q19 of the QPNR (amount paid but not withdrawn) of natural gas, before it was recorded as financial income. As defined in item 9.4.3. of the Cigás contract, the Company has a right to recover the QPNR values, on a daily basis, always in natural gas, in whole or in part, whenever the gas consumption is in the range of 70% of the Contractual Daily Quantity - QDC and 105% of it (QDC). Accordingly, the Company adjusted the registration, on 12.31.2019, in the amount of R$ 137,148, discounted, under the 'other assets' item. The amount recorded in 2019 as financial income was withdrawn from there and used to discount the credit constituted; and (ii) a reduction of R$ 11 million related to the recording in 3Q19 of penalties applied to PIEs for unavailability of contracted power, which did not occur in 3Q20.
Financial Expenses	-143,772	-123,134	16.8
Debt Charges - Financing and Loans	-35,915	-26,562	35.2	The variation is mainly due to the following reasons: (i) 3Q19 was affected with a lower charge due to the reversal of R$ 18 million non-recurring related to arrears interest from January to June 2019 of the overdue invoices of Amazonas Distribuidora due to the signing of the Debt Confession Contract. These amounts refer to interest and fines on unpaid invoices recorded from January to June, reversed in 3Q20 after signing the debt confession contract. If it were not this reversal, there would be a reduction in charges of approximately R$ 8.5 million, due to: (ii) a reduction of R$ 13 million due to the renegotiation of interest and fines on loan contracts obtained from Eletrobras; (iii) offset by an increase of R$ 4 million related to the payment of charges for the Debenture obtained.
Leasing charges	-84,681	-79,404	6.6	The variation is mainly due to: (i) 7% contractual leasing adjustment (PIEs) in 4Q19, therefore subsequent to 3Q19.
Monetary adjustment loss	-13,363	-4,698	184.4	The variation is mainly due to: (i) an increase of R$ 5.1 million with the updating of ElPaso's processes; and (ii) an increase of R$ 3.5 million in updates to civil and labor contingencies.
Exchange variation loss	-3,857	-1,333	189.3	The variation is mainly due to: (i) the effect of the exchange variation on the Mauá 03 exchange contract for the acquisition of materials (Order No. 4500025939) and O&M services of R$ 2 million; and (ii) the effect of the exchange rate variation on the TPP Aparecida exchange contract, acquisition of a chiller and turbine rental in the amount of approximately R$ 500 thousand.
Other Financial Expenses	-5,955	-11,137	-46.5	The variation is mainly due to the following reason: (i) recording, in 3Q19, of R$ 2.2 million due to delay in the payment of PIS/PASEP;
				and (ii) the registration, in 3Q19, of R$ 2.5 million in late payment fines, including R$ 1.4 million related to the ECD 2019 late payment penalty. The costs mentioned above did not occur in 2020.
Financial Result	-121,582	-73,985	-64.3

Income Tax and CSLL - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	-29,363	-49,269	-40.4	The variation is mainly due to the following factor: (i) increase in additions due to ADA (Allowance for Doubtul Accounts), which represents approximately 50%, civil, labor and regulatory provisions; in addition, (ii) the variation in IFRS 16 also has a major impact on the tax base in exclusions due to interest expenses.
Deferred IR and CSLL	-70,337	0	-	The variation is mainly due to the following factor: (i) the calculation of the Deferred Income Tax is calculated, primarily, based on the Allowance for Loan Losses that was only created as of September 2019.

CGT ELETROSUL

Result Analysis

The Company had, considering its consolidated financial statements, in 3Q20, a result 195.8% lower that ascertained in 3Q19, going from a loss of R$ 64.8 million in 3Q19 to a loss of R$ 191 million in 3Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 3Q20, decreased 2.5% compared to 3Q19, going from R$ 707 million in 3Q19 to R$ 689 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Generation	333,879	443,271	263,832	179,439	-24.7
Energy supply to distribution companies	320,128	419,107	263,643	155,464	-23.6	The variation is mainly due to the following reason: (i) reimbursement for insufficient generation for 3Q20 (unavailability and inflexibility) in the amount of R$ 52.0 million related to the shutdown, since June 28, 2020, of thermal plant Candiota III due to technical problems with expected return in Nov/2020. The estimated reimbursement for unavailability and inflexibility based on price expectations for the period in which the plant would remain paralyzed was provisioned in the amount of R$ 105 million in Operational Provisions and, monthly, this provision is partially reversed and accounted as a reduction account of the revenue from supply according to the realization, as reimbursement due. The provision is updated according to the variation in the PLD (Settlement Price of Differences). In 3Q19, R$ 7.4 million was refunded due to unavailability; (ii) a 12% reduction in the amount of energy sold, due to the lower purchase for resale of PPA Eletronorte; (iii) an 18% drop in the average selling price, partially impacted by the lower PLDs in 3Q20 (R$ 92/MWh) compared to 3Q19 (R$ 214/MWh), reducing revenue by R$ 29.7 million; (iv) price variation in the regulated market due to a contractual adjustment by the IPCA, a total of 2.1%, which limits the reductions mentioned in items (i) to (iii).
Short Term Market (CCEE)	13,751	24,164	189	23,975	-43.1	The variation was due to lower PLD prices in 3Q20 (R$ 92/MWh) compared to 3Q19 (R$ 214/MWh).
Transmission	427,996	353,583	353,583	0	21.0
O&M Transmission Lines renewed pursuant to Law 12,783/2013	143,336	187,236	187,236	0	-23.4	The variation is mainly due to: (i) New RAP (Allowed Annual Revenue), by ANEEL Resolution No. 2,725/2020, with the effects of the Periodic Tariff Review of concession 057/2001, according to ANEEL Resolution No. 2,716/2020 . The rate repositioning index implied a difference of -R$ 51.3 million in relation to the previous period; partially offset by (ii) various effects, such as the difference between the Calculation Adjustment Installments, higher in 3Q20 by R$ 4.9 million compared to the previous period, and the start of operations of new works RBNIA R$ 3.0 millions.
O&M Transmission lines not renewed pursuant to Law 12,783/2013	63,397	70,990	70,990	0	-10.7	The variation is mainly due to: (i) proportional reduction of the concession revenue n ° 004/2004, due to the application of the 50% decrease in AAR (Allowed Annual Revenue) from the 16th year of commercial operation, totaling -R$ 8.3 million in the quarter; (ii) Result of the tariff review of the equivalent concession (Uruguaiana Converter - MME Ordinance No. 624/2014), with a rate repositioning index of -31.8%, mainly due to the update of the net remuneration base, which effects on revenue in the quarter totaled - R$ 1.3 million. (iii) The accounting adjustments made in September/2020, resulting from the updating of the calculation methodology as established by the company's accounting, referring to the results of the tariff reviews of other concessions bidding consolidated in ANEEL Homologatory Resolution No. 2,725/2020, are also recorded.
RBSE income	67,019	53,703	53,703	0	24.8	The variation is mainly due to: (i) recognition of the effects of the Tariff Review on concession 057/2001, in accordance with ANEEL Resolution No. 2,716/2020. With the recognition of the controversial portion of RBSE, the amount of this asset was increased by R$ 636 million in June/2020, thus the asset is currently greater than in the same period of the previous year, which reflects the higher revenue this year.
Transmission Construction Income	124,144	12,799	12,799	0	870.0	The variation is mainly due to: (i) construction margin determined by measuring IFRS 15 on construction costs between the compared dates, associated with the effects of the tariff review, in accordance with Homologatory Resolution No. 2,725/2020, on the value of assets under concession contracts 004/2004, 005/2006, 005/2009, 008/2014, 010/2005, 023/2014, 057/2001, 008/2014, 010/2005, 023/2014, 057/2001 , in the total amount of R$ 74.6 million. The revision brought incremental effects, especially on RBNI Contract 057/2001, renewed by Law 12,783/2012, resulting from the values of the new Price Bank and WACC (Weighted Average Capital Cost) of the cycle, O&M reference values, with retroactive effects to the date of commercial operation, new facilities that entered between Jan/13-Dec/18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure according to the new expected RAP (Allowed Annual Revenue) flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession.
Income from Return of Investment in Transmission	30,100	28,855	28,855	0	4.3	The variation is mainly due to: (i) increase in the balance of contractual assets due to the adjustments resulting from the tariff reviews consolidated in ANEEL Resolution 2,725 / 2020, registered in September / 2020.
Other Income	12,476	11,488	10,468	1,020	8.6	The variation is mainly due to the following reasons: (i) an increase in relation to 3Q19 of revenue from new 'Services and O&M' contracts in the order of R$ 2.6 million (Services R$ 1.6 million and O&M R$ 1 million); partially offset by (ii) a reduction in realization of R$ 1.9 million, of which R$ 1.2 million resulted from postponement of billing for Telecom Contracts, due to the need for CGT Eletrosul's registration updates with SEFAZ (Finance Secretariat) from Paraná State , given the corporate merger, and R$ 700 thousand related to the revenue from the sale of ash produced at TPP Candiota III, which is expected to be normalized in 4Q20. The rest of the variation is explained by readjustment of contracts and additional marginal revenues.
Deductions to the Operating Revenue	-84,972	-101,181	-74,911	-26,270	-16.0	The variation is mainly due to: (i) a 24% reduction in generation revenue due to reimbursements from Candiota due to shutdown and drop in the average selling price; offset by (ii) an 8.6% increase in other operating revenues; and (iii) a 10% increase in regulatory transmission revenue as a result of the tariff review and the updating of contracts. These factors led to a 17% drop in regulatory revenue, the basis for calculating these deductions.
ROL	689,379	707,161	552,972	154,189	-2.5

Operating Costs and Expenses

Operating Costs and Expenses increased 79.1% in 3Q20 compared to 3Q19, going from R$ 489 million to R$ 876 million, accordinng to the reasons listed below:
	-876,659	-489,453	-319,348	-170,105	79.11
PMSO - R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Personnel	-101,432	-100,549	-88,264	-12,285	0.9	The variation was due to: (i) readjustment in ACT (Collective Labor Agreement) 2019 of 3.55%, which brought an increase of R$ 3.6 million; (ii) an annual fee of R$ 1.0 million; (iii) realocation of employees from CGTEE, due to the corporate merger between Eletrosul and CGTEE, in R$ 0.6 million; (iv) Meal tickets, which in 2019 at CGTEE were registered as a service, and in 2020 started to be recorded, in a standardized way, in the personnel account in the amount of R$ 1.1 million; (v) Employees from other Companies that, in 2019, at Eletrosul was accounted as Service, and, in 2020, started to be recorded as Personnel in the amount of R$ 1.3 million. These factors together increase personnel expenses by R$ 6.8 million; These effects were partially offset by: (vi) higher allocation, in 3Q20, of expenditure on investment personnel, in the amount of R$ 3.29 million in relation to the previous planned R$ 3 million; (vii) savings of R$ 5 million resulting from the PDC (Consensual Dismissal Plan) implemented in the second half of 2019, with the adhesion of 74 employees, of which 45 employees were assigned from other companies and, therefore, that did not represent direct savings for the company and 29 permanent employees who led to the indicated economy; and (viii) savings of R$ 1.2 million due to the reduction of overtime (-R$ 700 thousand), vacations and risk premium, due to Covid 19 and mainly to OBZ (Zero-based budget). The estimated savings with OBZ was R$ 1.5 million, thus partially meeting the target.
Supplies	-13,234	-45,026	-3,773	-41,253	-70.6	The variation is mainly due to: (i) absence of material consumption including virgin lime at TPP Candiota III, but the lime associated with the TPP operation represents an average monthly cost of R$ 6 million . In Aug/20 and Sep/20 there was no record of expenses with Virgin Lime, totaling a R$ 12 million reduction related to this input. It is also noteworthy that in 3Q19 there was a correction of expenses with material, resulting in retroactive records, made in the month of Aug/19 regarding virgin lime in the amount of R$ 16.5 million. Material consumption by Candiota plant represents 90% of CGT Eletrosul's material. The expected savings from the consumption of lime at OBZ was R$ 2.2 million per year, that is, approximately R$ 550 thousand in the quarter, however, given the plant shutdown, since June 2020, it is not possible to state that the reduction occurred on account of OBZ, and the goal should be verified when the TPP returns into operation.
Services	-35,979	-38,910	-27,232	-11,678	-7.5	The main variations occurred due to (i) the reduction of travel costs, commuting and associated expenses by R$ 3.2 million in relation to the same period in 2019, mainly related to Covid but also to OBZ (R$ 650 thousand); (ii) reclassification of food/meal ticket expenses for Personnel in 2020, with an impact of R$ 1.1 million in services in 2019; (iv) reclassification of expenses from employees assigned from other companies, to personnel, in 2020, and in 2019 it impacted the services item by R$ 1.3 million; (v) a reduction of R$ 1.2 million in the quarter as a result of the implementation of OBZ, already excluding the amount of travel mentioned in item (i) and which is in line with the savings target for OBZ in the period. All reductions were partially offset by (vi) an increase in consultancy and specialized services in the order of R$ 2.2 million (legal and cost management consultancy).
Other	31,574	-29,656	-14,032	-15,624	-206.5
Donations and Contributions	-1,000	0	0	0	-	The variation is mainly due to: (i) Covid-19 donation within the scope of the Saving Lives campaign, led by BNDES.
Other Operating Expenses	32,574	-29,656	-14,032	-15,624	-209.8	The variation is mainly due to: (i) in August/2020, ANEEL was asked to exclude the obligation to pay the RGR (Reversal Global Reserve) quota related to Candiota and reimbursement of amounts paid in 2019, which generated a reversal of R$ 15.9 million. ANEEL Order No. 2,403 of 8/14/2020 granted this claim and fixed the RGR quotas for the period from July 2020 to June 2021. Considering the reversal mentioned and the RGR calculated for the period (Jun/20 to Jul/21), the Company was creditor in R$ 7.1 million, to be received in 12 monthly installments of R$ 593.5 thousand each; (ii) recovery of expenses of R$ 21.3 million related to tax lawsuits (Law 9.718/98) on the calculation basis for calculating PIS/COFINS; (iii) changes in the accoounting ways and updating of labor lawsuits in 2020. They are currently recorded in the Operating Provisions item, while in 2019 they were recorded in Other expenses. R$ 11.8 million was recorded in other expenses in 3Q19 of this nature; (iv) Receipt in September/20 of insurance indemnity due to the accident that occurred in Feb/18 with the Wind Turbine CN05 of the Capão do Inglês Wind Farm R$ 2.0 million.
TOTAL PMSO	-119,071	-214,141	-133,301	-80,840	-44.4

Operating Costs R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Energy Purchased for Resale	-156,264	-178,350	-121,018	-57,332	-12.4	The variation is mainly due to the following reason: (i) decrease in the energy purchased from Eletronorte, according to the contractual provision. This reduction represents 7% of the energy purchased by the company, from 135MW to 109MW; and (ii) in 3Q19, there was a provision for a negative result in the CCEE of R$ 13.1 million, which did not occur in 2020.
Charges upon use of electricity network	-12,988	-8,200	-5,792	-2,408	58.4	The variation is mainly due to: (i) cancellation of concession contract 067/200 of TPP Presidente Médice, as required by CGTEE, with the regulatory body retroactive to 2015. Thus, CGT Eletrosul received a credit of charges for the use of paid systems, which allowed not to carry out the withholdings related to Phase C (CGTEE - Candiota III) in the period between January and August 2019, and in 3Q19 this reduction was equivalent to R$ 4.4 million. The amount only started to be paid, on a recurring basis, as of September 2019.
Construction Expense	-38,533	-9,875	-9,875	0	290.2	The variation is mainly due to: (i) the increase in the volume of transmission projects being built by the company in 2020 and which are linked to Aneel's resolutions and the improvements made to the existing system. In 3Q19, investments were R$ 9.1 million. In 3Q20, corporate investments in transmission increased to R$ 37.4 million, representing an increase of 310% between the periods.
Fuel	-8,439	-70,254	0	-70,254	-88.0	The variation is mainly due to: (i) non-recurring adjustments made in September 2019, due to issues of value identification and allocation of expenses in Candiota, which approximately R$ 35.9 million were related to the 2Q19; (ii) since June/2020, fuel consumption has been reduced due to the repairs being carried out at the Candiota plant and its activities are paralyzed and approximately R$ 12 million per month is no longer consumed.
(-) Expenses recovery - Grant received	-31,527	62,301	0	62,301	-150.6	The variation is mainly due to: (i) the introduction of retroactive adjustments to January/2019, in 3Q19, in the amount of R$ 60 million due to operational issues of identification of value and allocation of expenses in Candiota; and (ii) reversal of reimbursement right, in the amount of R$ 31.9 million, in September/2020, due to Order No. 2,616/2020/ANEEL, which updated the amounts of TPP's historical fuel stock and thus it was clear that during the year of 2020 the reimbursement will be in the proportion that is being carried out so far and not in 100% of the fuel as the company's previous expectation.
Depreciation and Amortization	-63,752	-57,436	-40,116	-17,320	11.0	The variation is mainly due to: (i) in 3Q20 retroactive depreciation of phase C of Candiota was recorded, referring to late fixed assets of the Overhaul and Jigging System.
TOTAL Custos Operacionais	-311,503	-261,814	-176,801	-85,013	19.0

Operating Provisions R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Provisões Operacionais	-446,085	-13,498	-9,246	-4,252	3,204.8	The variation is mainly due to the following reasons: (i) adjustment of labor provisions of the (former) CGTEE, in the amount of R$ 102 million, with the main lawsuits involving the Union of Industrial Technicians of RS, in the amount of R$ 67 million and another with 'Sindicato do Aposentados e Pensionistas do RS' (Union of Retired Employees), in the amount of R$ 9 million; (ii) Impairments, in the amount of R$ 84.5 million in the quarter, highlighting R$ 30.9 million and R$ 30.1 million referring to HPP Passo São João and Coxilha Seca Wind Farm respectively, mainly due to the change in the rate discount (from 4.40% pa in 2019 to 6.11% pa in 2020); (iii) provision for onerous contracts in intra-group energy purchase agreements (Eletronorte and Jirau), which calculated value results in R$ 136.3 million, considering the period from 2020 to 2023; (iv) In September/2020, R$ 76.4 million were provisioned due to the scenario of uncertainty regarding the receipt of 100% of coal credits related to previous years as a result of Dispatch No. 2,616/2020/ANEEL; and (v) Update of the inflexibility and unavailability provisions in the amount of R$ 31 million due to the stoppage of the Candiota plant and expected return in November 2020.

Financial Income R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Financial Income	23,115	18,522	17,911	611	24.8
Income from financial investments	5,516	18,749	18,169	580	-70.6	The variation is mainly due to: (i) reduction, from 1.91% in 3Q19 to 0.45% in 3Q20, in the average return on the company's investment portfolio, basically composed of short-term government securities, and its profitability normally follows changes in the basic SELIC rate.
Monetary adjustment gain	0	-5	0	-5	100.0	Without any relevant variation.
Other Financial Income	17,599	-222	-258	36	8,027.5	The variation is mainly due to the following reasons: (i) provision for monetaryadjustment gain on Energy credits at CCEE (Charges for Electric Energy Comercialization Chamber) of R$ 8.2 million (IGPM); (ii) In Sep/20, as defined in CPC 12, the calculation of the adjustment of the present value of the UBP (Use of Public Property) of the company's HPPs (HPP Governador Jayme Canet, Passo São João and São Domingos) , where the WACC rate is used, which changed from 4.4% to 6.11% per year, resulting in an adjustment of R$ 5 million; (iii) in 3Q19, given the income from financial investments being 71% higher than 3Q20 (R$ 18.7 million against R$ 5.5 million), taxes on financial investments (PIS/COFINS) in Sep/19 were R$ 2.4 million higher than the same period in 2020, also including the revaluation of the calculation of taxes on financial revenue (1H 2019); and (iv) in 2019, there was a reclassification defined by CPC 47, under the heading Fines, where there was a reversal of R$ 2.7 million related to fines against bankrupt companies. Items (iii) and (iv) associated led to the negative result of other financial income in 3Q19.
Financial Expenses	-107,531	-221,030	-100,675	-120,355	-51.4
Debt Charges - Financing and Loans	-39,199	-166,398	-49,937	-116,461	-76.4	The variation is mainly due to: (i) capitalization of CGTEE contracts by Eletrobras in the amount of R$ 4.7 billion at the end of 2019, divided by R$ 1.4 billion for AFAC and R$ 3,3 billion in debt, this represents 90% of the decrease; and (ii) reduction of the rates used in calculating charges (CDI, TJLP, Selic).
Leasing charges - suppliers	-1,333	-78	-78	0	1,609.0	The variation is mainly due to the following reason: (i) The amount in 3Q19 comes from consolidated SPEs and it does not replicate in 2020; and (ii) in 3Q20, the amount refers mainly to the installment of Energy not paid by CGTEE to Eletronorte in 2019, which payment is being made in 36 installments.
Leasing charges	-1,109	-1,205	-1,205	0	-8.0	The variation is mainly due to: (i) appropriation of interest included in the leasing installments. The discount rates vary between 8.82% to 11.18% per year, and over time, the appropriation of interest tends to be lower, even with the updating of the contracts. The variation of 8% would be the spread between the discount rate adopted, the indexes for updating the contracts and their respective balances.
Charges on shareholders' compensation	-461	3,215	0	3,215	114.3	The variation is mainly due to the following reason: (i) in August 2019, Eletrosul had already paid dividends in the previous quarter, while in 2020, dividends were paid only in September, which generated R$ 461 thousand on charges; and (ii) positive non-recurring adjustments made, in 2019, by the then CGTEE.
Monetary adjustment loss	-12,188	-2,468	-2,468	0	393.8	The variation is mainly due to the following reason: (i) increase in the IPCA between the periods, since, in 3Q19, the accumulated IPCA was 0.26% at, while in the same period of 2020, the accumulated index increased to 1.24% at, impacting the increase in the monetary variation of existing debts. The amount is not proportional to the rate variation due to the variation in the balances of existing contracts.
Exchange variation loss	-34,523	-34,049	-34,100	51	1.4	The variation is mainly due to the following reason: (i) greater fluctuation of the dollar and the euro within the respective quarters. In 3Q19, the dollar and euro fluctuated from R$ 3.83 and R$ 4.36 to R$ 4.16 and R$ 4.54, while in 3Q20, the variation of the dollar and the euro was respectively from R$ 5.48 and R$ 6.15 to R$ 5.64 and R$ 6.61. It is noteworthy that, unlike 3Q19, in 2020, the exchange variation in the quarter is recorded at its net value, while in 2019, it was recorded at the monthly gross.
Fair value adjustment - RBSE loss	-11,401	0	0	0	-	The variation is explained by the difference in the discount rate, between the periods compared, between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the adoption as of 4Q19 the discount rate similar to the regulatory WACC (Weighted Average Capital Cost); (ii) Change in the regulatory WACC that went from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 2.60% in September 2019, generating a gain in 3Q19, whereas in 3Q19 NTN-B was the discount rate used.
Other Financial Expenses	-7,317	-20,047	-12,887	-7,160	-63.5	The variation was mainly due to: (i) changes in commissions related to bank guarantee installments existing between the periods, which rate in 3Q19 was 2.92% per year, changing to 0.99% per year in 3Q20, in due to the reduction in the company's risk sensitivity, contributing to a reduction of R$ 3.8 million; (ii) In September/2019, the UBP (Use of Public Property) amount of the Company's Hydroelectric Plants was adjusted to present value, due to the WACC rate having changed, in Sep/19, from 5.92% per year to 4.4% per year, generating an adjustment in the amount of R$ 4.8 million; and (iii) Late payment charges for energy not paid by CGTEE to Eletronorte in September/2019 in the amount of R$ 1.1 million.
Financial Result	-84,416	-202,508	-82,764	-119,744	58.3

Equity Interest R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Equity Interests	-16,638	-34,140	-34,140	0	51.3	The variation is mainly due to the following reasons: (i) variation in the equity income of SPE ESBR, which among the periods, obtained a positive variation of R$ 16.8 million due to the improvement in its result, influenced by the lower exposure in Energy (lower PLD [Settlement Price of Differences] in 2020) and lower charges on financing due to the reduction in TJLP; (ii) positive variation of R$ 519 thousand in the equity method of SPE Teles Pires. The other SPEs did not show significant fluctuations in their results in the period.
Other Operating Income/expenses- R$ Thousand	3Q20	3Q19	3Q19 Eletrosul	3Q19 CGTEE	Variation (%)	Analysis
Other Operating Income/Expenses	0	7,360	7,360	0	-100.0	The variation is mainly due to the following reason: (i) in 3Q19, gains from the sale of SPE Paraíso were recognized.

Income Tax and CSLL R$ Thousand	3Q20 [a]	3Q19 [b]	3Q19 Eletrosul	3Q19 CGTEE	Variation (%) [a/b-1]	Analysis
Current IR and CSLL	-49,364	-84,326	-84,326	0	-41.5	The variation is mainly due to: (i) factors that do not affect the calculation base of current taxes, mainly related to temporary additions of R$ 450 million resulting from operating provisions, despite having presented a negative net result in both periods. LALUR in 3Q20 was R$ 202 million, allowing for a tax advantage of R$ 60.5 million, corresponding to a reduction of R$ 20.6 million in current taxes to be collected in the period.
Deferred IR and CSLL	145,248	29,619	29,619	0	-390.4	The variation is mainly due to the following reason: (i) temporary variations that affect the result but will affect, as well, the tax calculation base only in future periods. In 3Q20, almost all of them refer to operating provisions in the amount of R$ 444 million.
Non-controlling Shareholders	750	-1,486	-1,486	0	150.5	The variation is mainly due to: (i) consolidation of the investee SPE Livramento.

ELETRONUCLEAR

Result Analysis

The Company had, in 3Q20, a result 220 % lower than that ascertained in 3Q19, going from a profit of R$ 84.9 million in 3Q19 to a loss of R$ 102 million in 3Q20, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue, in 3Q20, decreased by 18.8% compared to 3Q19, going from R$ 772.9 million in 3Q19 to R$ 627 million in 3Q20. The variations of each income account are detailed below:

Gross Revenue	3Q20	3Q19	Variation (%)	Analysis
Generation	715,081	880,791	-18.8
Energy supply to distribution companies	715,081	880,791	-18.8	The variation is mainly due to: (i) increase in the Fixed Revenue of the Angra 1 and 2 Plants, according to ANEEL Homologatory Resolution No. 2,661/2019, which increased from R$ 852.3 million to R$ 931.6 million, however, affected by (ii) provision for negative energy deviation in the amount -R$ 216.5 million referring to non-generation of energy between January and September 2020, compared to the total physical guarantee, being around R$ 72 million referring to the months of July to September/20, caused by: a) extension of the Angra 1 stoppage (1P25) for 26 days beyond the expected, due to a short circuit in the connection of the excitratriz with the electric generator; b) by the extension of the stop at Angra 2 (2P16) for 35 days longer than expected, due to oxidation observed in 52 fuel elements. After the return of the Angra 2 Plant to operation, it was defined that its power will be reduced from 100% to 90% during the entire cycle of the new fuel elements.
Other Income	-14	22	-163.6	The variation is mainly due to: (i) reversal of gains recognized in 2Q20 in the amount of R$ 14 thousand for adjustments made in inventories of warehouse supplies; offset by (i) gains from inventory adjustments in the amount of R$ 22 thousand occurred in 3Q19.
Deductions to the Operating Revenue	-87,597	-107,897	-18.8	The variation is mainly due to: (i) proportional reduction to the variation in Gross Operating Revenue.
ROL	627,470	772,916	-18.8

Operating Costs and Expenses
The Operating Expenses and Costs, in 3Q20, decreased by 2% compared to 3Q19, going from R$ 547 million in 3Q19 to R$ 536.8 million in 3Q20. The variations of each income account are detailed below:

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-141,019	-156,075	-9.6	The variation is mainly due to: (i) a reduction of R$ 5.5 million related to the adhesion of 56 employees to the last Consensual Dismissal Plan, with the last contract terminations computed in April 2020; (ii) reduction in Risk Premium - R$ 1.7 million; (iii) reduction in vacation provisions and Christmas Bonus - R$ 10.1 million; (iv) reduction Health Plan usage by -R$ 6.9 million; (v) several other reductions in Personnel - R$ 2.7 million; offset by: (i) increase of 3.55% granted to employees through ACT (Collective Labor Agreement) as of 10/2019, with retroactive effects to 05/2019, which represented an increase of R$ 4.8 million; (ii) increases in Overtime + R$ 6.7 million; (iii) additions of + R$ 1.0 million referring to an average increase of 1.5% by application of promotion by level advancement system (SAN) from 10/2019 with retroactive effects to 5/2019.
Supplies	-11,124	-5,269	111.1	The variation is mainly due to: (i) costs in the amount of R$ 8.6 million for materials related to the maintenance of Angra 1 and 2 and stoppage of Angra 2 (2P16) occurred from 06/22/2020 to 08/17/2020 (35 days beyond scheduled), with no counterpart in 3Q19. Regarding OBZ (Zero-Based Budget), there was no savings target for the period.
Services	-74,202	-99,767	-25.6	The variation is mainly due to: (i) there is a mismatch between the shutdown of the plants and the costs related to services. Although the shutdown of the plants occurred in 3Q20, the costs of services associated with this event will occur mostly in 4Q20, having an effect in 3Q20 of only R$ 12.2 million. The same was observed with the stoppage at Angra 2 (2P15), which occurred in 2Q19 and part of its costs were realized in 3Q19 (R$ 28.0 million) and the stop at Angra 1 (1P23 and 1P24) in the amount of R$ 5.7 million. Regarding OBZ (Zero-Based Budget), expected savings were R$ 27.4 million and effective savings were R$ 23.9 million.
Consensual Dismissal Plan/PAE (Provision)	4,277	11,222	-61.9	The variation is mainly due to: (i) write-offs of provisions for the use of the healthcare assistance, by dismissed employees, in both periods.
Other	-35,027	-31,891	9.8
Donations and Contributions	-788	-1,117	-29.5	The variation is mainly due to: (i) The variation is mainly due to: (i) COVID-19 donations of R$ 0.7 million, with no counterpart in 2019, which was partially offset by the reclassification to other expenses, in 2020, of the CCEE (Charges for Electric Energy Comercialization Chamber) contributions in the amount of R$ 0.3 million.
Other Operating Expenses	-34,239	-30,774	11.3	The variation is mainly due to: (i) The variation is mainly due to: (i) Eletric Power Research Institute contribution in the amount of R$ 3.6 million, with no counterpart in 2019. In 3Q19 there was a higher payment of taxes and fees in the amount of R$ 2.0 million and insurance R$ 1.0 million, as well as the recovery of judicial deposits in the amount of -R$ 2.1 million, with no counterpart in 3Q20.
TOTAL PMSO	-257,095	-281,780	-8.8

Operating Costs	3Q20	3Q19	Variation (%)	Analysis
Charges upon use of electricity network	-46,006	-53,542	-14.1	The variation is mainly due to: (i) provisions made in excess of 3Q19 for CUSD (Distribution System Usage Contracts) in the amount of R$ 6.0 million, regularized at the end of the year, and therefore non-recurring and (ii) difference of CUSD price between periods.
Fuel	-74,340	-113,575	-34.5	The variation was mainly due to: (i) in physical quantity, the consumption of fissile uranium equivalent (Kg Ueqv) was 42% lower, being 375.533 Kg Ueqv in 3Q19 and 217.933 Kg Ueqv in 3Q20, influenced by the shutdown for maintenance and exchange of nuclear fuel at the Angra 2 plant (2P16); offset by (ii) an increase in the average cost of nuclear fuel refills that were consumed in the compared periods, which total R$ 268.9 million on Sep/2019 and R$ 305.6 million on Sep/2020, representing an approximate 13.7% increase in their equivalent average unit prices.
Depreciation and Amortization	-152,460	-145,766	4.6	The variation is mainly due to: (i) an increase in the asset depreciation base, which occurred in 2019 of R$ 453.6 million.
TOTAL OPERATING COSTS	-272,806	-312,883	-12.8

Operating Provisions	3Q20	3Q19	Variation (%)	Analysis
	-6,943	47,028	114.8	The variation is mainly due to: (i) write-offs of provisions for contingencies in the amount of R$ 52 million that occurred in 3Q19, with no counterpart in 2020 and (ii) update of various contingencies in the total of R$ 7 million in the 3Q20.

Financial Income	3Q20	3Q19	Variation (%)	Analysis
Financial Income	51,376	133,797	-61.6
Income from financial investments	441	3,036	-85.5	The variation is mainly due to: (i) lower average daily values in cash investments; and (ii) reduction in profitability rates, especially SELIC.
Monetary adjustment gain	439	2,214	-80.2	The variation is mainly due to: (i) decrease in the indicators used for positive updates of judicial deposits in the compared periods.
Other Financial Income	50,496	128,547	-60.7	The variation is mainly due to: (i) lower positive profitability of the Decommissioning Fund, which in 3Q19 was R$ 108.9 million + other financial income in the amount of R$ 19.6 million while in 3Q20 the positive profitability was R$ 49.9 million. The Decommissioning Fund has positions in future dollar repurchase operations and the variation in its profitability is extremely subject to these exchange rate fluctuations.
Financial Expenses	-233,826	-250,460	-6.6
Debt Charges - Financing and Loans	-140,213	-153,356	-8.6	The variation was mainly due to: (i) in 2020, reduction in the indices of contracts with BNDES and Holding, with emphasis on (a) Long-term Interest Rates (TJLP) from 5.95% in September 2019 to 4.91% in September 2020 (b) CDI from 6.31% in September 2019 to 3.88% in September 2020.
Leasing charges	-899	-1,309	-31.3	The variation is mainly due to: (i) reduction of leasing liabilities as a result of amortizations, with no counterpart in 2019. With the adoption of IFRS 16, the Company fails to recognize operating costs and expenses arising from operating leasing contracts and now recognizes in its income statement the effects of the depreciation of the rights to use the leased assets as well as the financial expense and exchange variation calculated based on the financial liabilities of the leasing contracts.
Monetary adjustment loss	-13,756	-2,429	466.3	The variation is mainly due to: (i) passive updates of judicial deposits in the compared periods.
Exchange variation loss	-42,279	-42,681	-0.9	The variation is mainly due to: (i) updating of liabilities with suppliers held in foreign currency (Euro), especially related to Angra 3, in the amount of EUR 57 million, due to exchange rate fluctuation in the compared periods. Accordingly, the net exchange variation (assets and liabilities) was R$ 0.4 million.
Other Financial Expenses	-36,679	-50,685	-27.6	The variation is mainly due to: (i) lower adjustment to the present value of the Decommissioning Fund (R$ 4.3 million); (ii) reduction of fines and interest on taxes, of (R$ 5.4 million); and (iii) reduction in other financial expenses of (R$ 4.0 million).
Financial Result	-182,450	-116,663	-56.4

Income Tax and CSLL	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	-10,219	-23,705	-56.9	The variation is mainly due to: (i) Result applied to taxable income for the period.

ELETROPAR

Result Analysis

The Company had, in 3Q20, an income 20.9 % higher than that ascertained in 3Q19, changing from a profit of R$ 2.092 thousand in 3Q19 to a profit of RS 2,529 thousand in 3Q20, mainly due to the reasons described below.

Operating Costs and Expenses
Operating Expenses and Costs had, in 3Q20, a decrease of 26.9% compared to 3Q19, changing from R$ 1,979 thousand to R$ 1,446 thousand of expenses, with the variations listed below:

Gross Revenue - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Other Incomes	77	152	-49.3	The variation is mainly due to: (i) renewal of the contracts with Eletronet and the assignors (Chesf, Furnas, CGT Eletrosul and Eletronorte), on February 20, 2020, when Eletropar started transferring Eletronet's values to the assignors, being entitled to compensation for the business intermediation, of 2% over the transferred amount of R$ 3.8 million. (ii) in 3Q19, Eletrobras returned the amounts overpaid to an employed officer which were reimbursed by Eletropar. The amount of R$ 152 thousand was incorrectly recognized in revenue, and in 4Q19 an adjustment was made to the recognition of this amount, transferring it to "expense recovery".
ROL	77	152	-49.3

PMSO - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Personnel	-691	-1,014	-31.9	The variation is mainly due to: (i) reduction of Eletropar staff due to the lower number of employees required from other companies (5 people in 3Q19 and 3 people in 3Q20). Eletropar's internal audit position is now taken by Eletrobras and 1 employee returned to Eletrobras. There are no PDC (Consensual Dismissal Plan) and OBZ (Zero-based budget) targets for Eletropar.
Supplies	0	0	-	The variation is mainly due to: (i) acquisition of office supplies.
Services	-643	-393	63.6	The variation is mainly due to: (i) collection of the publication of the Financial Statements carried out in Jul/2020 in the amount of R$ 356 thousand and in 2019, this collection occurred in June/2019; (ii) in Jul/2019, approximately R$ 100 thousand was paid, referring to the publication of the notice and minutes of the Extraordinary Genereal Meeting, which did not occur in 3Q20.
Other	-113	-383	-70.5	The variation is mainly due to: (i) there was no recognition of interest on own capital, with the PIS/COFINS increase in the amount of R$ 30 thousand, while in 3Q19 the amount of R$ 300 thousand PIS/COFINS, due to the receipt of interest on own capital in Jul/2019.
TOTAL PMSO	-1,447	-1,790	-19.2

Operating Costs - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Depreciation and Amortization	1	-3	-133.3	The variation is mainly due to: (i) reduction in the balance of fixed assets, especially furniture and computer devices.
TOTAL OPERATING COSTS	1	-3	-133.3

Operating Provisions - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
	0	-186	-100.0	The variation is mainly due to the following reason: (i) In 3Q19, an allowance for doubtful accounts was set up on Eletronet's debt adjustment in the amount of R$ 609 thousand. In 3Q20, the effect of the Eletronet business no longer had an impact on Eletropar's results, since there is no longer solidarity about Eletronet's payment to the assignors. Thus, the constitution of ADA, implies the recognition of the reversal of the "payable" to the assignors (reversal of provision), the effect on Eletropar's result being null and the entire constitution was reversed.

Financial Result - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Financial Income	410	1,522	-73.1
Income from financial investments	409	1,521	-73.1	The variation is mainly due to: (i) a significant drop in the rates that make investment funds profitable, which are directly exposed, to the risk of changes in fixed and floating interest rates (SELIC / CDI). The amounts applied did not change significantly, from R$ 87 million in 3Q19 to R$ 89 million in 3Q20.
Other Financial Income	1	1	0.0	The variation is mainly due to the following reason: (i) this item includes the discounts received and the updating of IRPJ and CSLL credits from previous years. As these credits are remunerated at the SELIC rate, there was a drop in these revenues.
Financial Expenses	-100	-261	-61.7
Other Financial Expenses	-100	-261	-61.7	The variation is mainly due to the following reason: (i) decrease in the rate that makes the funds profitable (SELIC/CDI). Most of the financial expenses recognized by Eletropar refer to the profitability of the amounts payable to the assignors that are invested in Caixa Econômica Federal investment fund. The assignors (Chesf, Furnas, Eletronorte and CGT Eletrosul) are awaiting the conclusion of ANEEL's analysis of the transaction with Eletronet, so that Eletropar can transfer the amount of R$ 22 million to the assignors. While the process has not been completed, the amounts are invested in the Investment Fund. All profitability on these amounts is recognized in financial income and also as a financial expense, since, at the time of the transfer, any gain from the application of these amounts will be passed on to the assignors.
Financial Result	310	1,261	-75.4

Equity Interests (Equity) - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Equity Interests	3,466	2,658	30.4	The variation is mainly due to the following reason: (i) calculation of EMAE equivalence revenue, of R$ 582 thousand and CTEEP equivalence revenue of R$ 3.2 million; (ii) in 3Q20 there was no need for adjustments to CTEEP's net equity, as CTEEP's RBSE calculation assumptions are similar to Eletrobras's.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q20	3Q19	Variation (%)	Analysis
Current IR and CSLL	122	0	-	The variation is mainly due to the following factor: (i) reversal of the IRPJ/CSLL calculated in 2Q20, due to the calculation of tax loss, since the revenues that are the basis for taxation were lower than the deductible expenses. As there was no interest on own capital in 3Q20, this amount was reversed. In 2019, the reversal was made in the 2Q19, when a tax loss had already been determined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.